ANNUAL REPORT 2009
MAD CATZ INTERACTIVE INCORPORATED



MISSION STATEMENT


AV8R-02

Saitek products:
Cyborg® Keyboard, Aviator™ Flight Stick

INCREASING **SHAREHOLDER VALUE**

"We are focused on increasing shareholder value by leveraging our core competencies in the design, development, manufacturing, marketing and distribution of interactive entertainment accessories and products."

FINANCIAL HIGHLIGHTS

DEAR FELLOW SHAREHOLDERS

Fiscal 2009 was an active and productive year for Mad Catz®, as we generated record sales, completed the global integration of the Saitek® operations, secured a number of high profile licenses, launched several successful new products -- including our *Rock Band*® and *Street Fighter IV*™ lines -- and began the process of reducing our operating cost structure. More recently, we improved our liquidity and access to working capital by restructuring the note issued in conjunction with the Saitek acquisition and by extending our working capital credit facility with Wachovia for another three years.

Despite this progress, fiscal 2009 profitability was impacted by several factors. First, with over 40% of our net sales are now derived from outside the United States, the dramatic increase in the value of the U.S. Dollar in relation to the Euro, British Pound and Canadian Dollar reduced our fiscal 2009 gross margin by nearly 4.5% percentage points. This is because our non-U.S. Dollar sales are, in effect, reduced when translated into U.S. Dollars for financial reporting purposes. At the same time, because our products are manufactured in China where the currency tends to track the U.S. Dollar, we did not benefit proportionately in our cost of sales from the increase in value of the U.S. Dollar. These factors combined to negatively impact our gross profit margin. Second, while our operating expenses grew substantially with the acquisitions of Joytech and Saitek in fiscal 2008, it wasn't until the latter part of fiscal 2009 that we began to see the benefit of steps taken to reduce these expenses. Third, we incurred $31.9 million of non-cash charges in fiscal 2009, including a $27.9 million impairment charge relating to our goodwill and a $4.0 million tax charge for an allowance relating to the deferred tax asset at our U.S. subsidiary.

Reflecting the benefit of the first full year of our PC accessories business, as well as organic growth in our console videogame business, net sales for fiscal 2009 reached a record $112.6 million,


FISCAL
09

We remain actively focused on bringing value-added products to market and aligning our products with the most promising and successful gaming titles.



Saitek Products:
Pro Flight™ Yoke Controller, Flight Instrument Panels & Throttle Quadrant System

Rock Band® Products:
Fender™ Wireless Telecaster™, Precision Bass™ & Wooden Stratocaster™ Replica





a 28.3% increase over fiscal 2008. Based largely on the foreign currency translation impact described above, our gross margin was 28.4%, down from the record 32.9% in fiscal 2008. In fiscal 2009, Mad Catz incurred a net foreign exchange loss of approximately $0.5 million compared with a net foreign exchange gain of approximately $1.7 million in fiscal 2008. Our net loss, including the impact of the non-cash charges described above, was $32.6 million, or a loss of $0.59 per share, versus net income of $3.2 million, or $0.06 per share in fiscal 2008. Excluding the impact of the goodwill impairment, our adjusted EBITDA was $4.5 million in fiscal 2009, compared with $10.0 million in fiscal 2008.



FISCAL 2009 HIGHLIGHTS

Mad Catz delivered record sales performance for the full fiscal year, with net revenues of $112.6 million:

- Our first full year of our PC accessories business helped drive worldwide sales growth;
- Console videogame accessories revenue also grew, based on our expanded offerings of licensed and other specialty products, such as our *Rock Band*® and *Street Fighter IV*™ lines;
- We expanded our ability to address all core consoles, most notably the Nintendo Wii™ game console. The launch of our accessories for the *Wii Fit*™ and various Wii charging products helped drive Wii product sales to 15.4% of total gross sales from 5.6% of sales in fiscal 2008;
- Reflecting growing momentum in the latter part of the year with products for the current generation consoles (Microsoft Xbox 360®, Nintendo Wii and Sony PlayStation®3), gross sales from these sources rose 51.6% over prior year levels and nine of our top 10 bestselling products in the fiscal fourth quarter were products for current generation consoles;
- Delivered record fiscal fourth quarter revenue, with organic growth of 3.9%, overcoming the weak economic environment; and
- Broadened our global sales penetration with over 40% of fiscal 2009 sales derived from non-U.S. sources

Improved operational liquidity and access to working capital:

- Amended and extended for three additional years our working capital credit facility with Wachovia Capital Finance Corporation; and
- Restructured the $14.5 million note payable related to the Saitek transaction to extend its maturity to March 31, 2019.

Significantly added to our portfolio of high-profile videogame licenses, including:

- *Street Fighter IV*™, *Bionic Commando*™ and *Resident Evil 5*™ with CAPCOM®; and
- *Rayman Raving Rabbids*® and *Petz*® with Ubisoft.

Diversified our product portfolio in core and adjacent markets:

- *Street Fighter IV*™ controllers for the Microsoft Xbox 360 and Sony PlayStation 3;
- Controllers and accessories for the Nintendo Wii and Nintendo DSi;
- Saitek® game pads and Flight Sticks for PC, Xbox 360 and PlayStation 3;
- *Rock Band*® suite of products, including the Fender™ Precision Bass™ Replica for Xbox 360, Portable Drum Kit for Xbox 360, M.I.C. for Xbox 360 and Cymbal, Double Cymbal and Triple Cymbal Expansion kits ; and
- AirDrives™ FIT Interactive Earphones and AirDrives FIT Interactive Earphones for Apple's iPhone;

Expanded the scope of our business to target consumers in all geographies:

- We further expanded our portfolio of European licenses, entering into new agreements with the Manchester United®, Liverpool® and Arsenal® football clubs and Bang on the Door™ Ltd., owners of the Groovy Chick™ and FABric Animals™ properties among others
- Increased our sales reach to Asia
- Launched our direct-to-consumer GameShark online store in the U.K. (http://store.gameshark.net/)





StreetFighter IV™ License:
Xbox 360 Tournament Edition Fight Stick, Fight Pads and Packaging.


BASIC
PAK
NINTENDO DS

Accessory Products:
Remotes for Nintendo Wii & Basic Pak for DSi


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Accessory Products:
GameShark® Store for UK

As we seek to broaden and increase our sales, we remain actively focused on bringing value-added products to market and aligning our products with the most promising and successful gaming titles. In fiscal 2009, this strategy yielded tangible successes across our business, with our lines of *Street Fighter IV*™ and *Rock Band*® products giving us great traction with successful gaming titles while generating significant sales and numerous positive reviews.

Looking ahead, our expanded product development capabilities will help us to deliver a broad line-up of new product releases throughout fiscal 2010; wireless *Rock Band*® guitar and bass for Xbox 360 and PlayStation 3 including a full-sized Fender™ wooden Stratocaster™ and a replica Fender Telecaster™; updated products for the Cyborg line of PC gaming accessories; controllers and accessories for the Nintendo Wii including a Mad Catz remote and wireless Z-Chuk; and new additions to the Saitek Pro Flight suite of flight simulation accessories. With our new product development initiatives, Mad Catz can effectively target a wide consumer audience, including hard-core and recreational console and PC gamers. We intend to build on these capabilities throughout the year and into the future.

To further drive our product penetration worldwide, we continue to enhance our global distribution capabilities, delivering deeper and broader reach into our key North American and European markets. In addition, we have initiated sales efforts in Asia which, while our sales volumes remain modest, should begin to lay the foundation for growth in the years to come. We also hope to further leverage our broad distribution strength through additional partnerships like the one announced in fiscal 2009 with Turtle Beach, where we act as the distributor for companies who have products that are complementary to ours but who lack our international sales capabilities.

In an effort to improve our overall profitability, we began in fiscal 2009 and are expanding in fiscal 2010 our efforts to operate more efficiently across every line of our business. We completed an exhaustive bottom-up review of the business and initiated expense reduction initiatives that should help us realize significant savings in operating expenses in fiscal 2010. Exemplifying these efforts, excluding the impact of the goodwill impairment, we achieved an operating profit in the fiscal fourth quarter of 2009, and a $1.5 million positive swing in operating income from the fourth quarter of fiscal 2008 on a comparable basis. We implemented these initiatives to help us achieve operating cost savings in fiscal 2010 relative to fiscal 2009, all without impairing our ability to grow our business.

At the heart of any long-term growth strategy is the financial flexibility and capital necessary to finance growth, and we are positioned well on both fronts as we enter fiscal 2010. In particular, we were able to extend the maturity and amend the terms of the $14.5 million note issued in conjunction with the acquisition of Saitek. While the original terms of the note required us to pay $4.5 million plus accrued interest in October 2009 with the balance due in October 2010, the amended note has a final maturity in March 2019, representing a significant improvement in near- and mid-term liquidity. The interest rate will remain at 7.5% over the next five years after which it will increase to 9%. Under the new terms, we will make a $500,000 payment in October 2009 and a $1.5 million payment in March 2010 along with partial quarterly interest payments of approximately $45,000 beginning in June 2009. Beginning in March 2011, we will make annual payments of $2.4 million until maturity of the note. In addition, we may pre-pay the note at our option with no pre-payment penalties.

Groovy Chick License:
Groovy Pak and Cases for DSi & Lite


GroovyPAK
NINTENDO DS

AirDrives™ FIT Earphones
Think Outside the Ear


AIRDRIVES
INTERACTIVE STEREO EARPHONES



Concurrently, we extended our working capital facility with Wachovia for an additional three years while reducing the amount of the loan to $30 million from $35 million. We believe the reduction in the amount of the loan continues to provide us with sufficient capital to finance our business while saving the Company money on closing costs and unused line fees. The new loan includes an interest rate of prime plus 2% compared to prime plus 75 basis points under the prior loan.

These two financing agreements should provide Mad Catz the continuing fiscal flexibility to pursue our goal of growing our business and increasing shareholder value.

As we begin fiscal 2010, we are primarily focused on five key initiatives: leveraging our global product development to increase the number of new products and their timeliness to market; refining our branding to further address and compete in all relevant categories and at varying price-points; deploying our global distribution capabilities to increase product penetration, particularly increasing the penetration of our PC product range in North America; continuing to drive operating efficiencies across


STARTER KIT
Arsenal
DS
STARTER KIT

Liverpool®, Arsenal® and Manchester United® Football Clubs :
Starter Kits for DSi & DS Lite

the business; and adding new licenses relevant to products across all segments of our business.

As we reflect on fiscal 2009 and look at fiscal 2010, we would be remiss if we did not address the challenges of the economic environment. The early days of the new fiscal year have seen challenging year-over-year comparisons industry-wide, particularly related to the strength of last year's launch of Wii Fit™. In addition, retailers continue to exercise extreme caution in managing inventory, though they and we are guardedly optimistic on the outlook for the videogame category for the year. In addition, the on-going relative strength of the U.S. dollar may continue to negatively impact currency translations.

Notwithstanding these challenges, we believe that Mad Catz' future is bright. We have a broad and diverse product lineup, the strongest and most global distribution capability in our history, an improved operating expense structure and amended credit and note agreements which give us the financial flexibility to help drive continued growth. Each of these factors supports what remains our core mission: to increase shareholder value by leveraging our core competencies in the design, development, manufacturing, marketing and distribution of interactive entertainment accessories and products.

We thank you for your continued interest in Mad Catz and we look forward to reporting back to you next year.

Sincerely,

Thomas R. Brown
Chairman of the Board

Darren Richardson
President and Chief Executive Officer

July 29, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-14944

MAD CATZ INTERACTIVE, INC.
(Exact name of Registrant as specified in its charter)

Canada	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
7480 Mission Valley Road, Suite 101 San Diego, California	**92108**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (619) 683-9830

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates based on the closing sale price of common stock as reported on the American Stock Exchange on September 30, 2008, the last business day of the second fiscal quarter, was $26,447,304.

There were 55,098,549 shares of the registrant's common stock issued and outstanding as of June 23, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Part II and Part III incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Registrant's 2009 Annual Meeting of Shareholders.

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MAD CATZ INTERACTIVE, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2009

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	25
Item 2.	Properties	25
Item 3.	Legal Proceedings	25
Item 4.	Submission of Matters to a Vote of Security Holders	26
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 8.	Financial Statements and Supplementary Data	45
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	45
Item 9A.	Controls and Procedures	45
Item 9B.	Other Information	47
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	47
Item 11.	Executive Compensation	47
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
Item 13.	Certain Relationships and Related Transactions, and Director Independence	47
Item 14.	Principal Accounting Fees and Services	47
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	47

(This page intentionally left blank)

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated by reference herein, contain forward-looking statements and forward looking information as defined in applicable Canadian securities legislation (collectively "forward looking statements"), which are prospective and reflect management's expectations regarding our business, operations, financial performance and business prospects and opportunities. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate," "plan," "estimate," "expect" "believe" and "intend" and statements that an event or result "may," "will," "should," "could" or "might" occur or be achieved and other similar expressions together with the negative of such expressions. These forward-looking statements reflect management's current beliefs and expectations and are based on information currently available to management, as well as its analysis made in light of its experience, perception of trends, current conditions, expected developments and other factors believed to be reasonable and relevant in the circumstances. Specifically, this document contains forward looking statements regarding, among other things, our focus and strategy for fiscal 2010, the expected life cycles of videogame console systems and accessories and the market's transition to new generation systems, the expectation of additional competition if new companies enter the market, the increased difficulty in forecasting demand for specific products as we introduce and support additional products and enter additional markets, the possible use of financial hedging techniques, the ability to renew our credit facility on acceptable terms and the belief that sufficient funds will be available to satisfy our operating needs for the next twelve months. Forward-looking statements are subject to significant risks, uncertainties, assumptions and other factors, any of which could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. More detailed information about these risks, uncertainties, assumptions and other factors is provided under Item 1A "Risk Factors". Investors should not place undue reliance on such forward-looking statements. We assume no obligation to update or alter such forward-looking statements whether as a result of new information, future events or otherwise except as required by law.

TRADEMARKS

Mad Catz, the Mad Catz logo, Joytech, the Joytech logo, Saitek and GameShark are registered trademarks of Mad Catz, Inc., its parent and affiliated companies.

CURRENCY

Unless otherwise indicated, all dollar references herein are in U.S. dollars.

PART I

Item 1. *Business*

In this annual report on Form 10-K, "Mad Catz Interactive, Inc.," "Mad Catz," the "Company," "we," "us" and "our" refer to Mad Catz Interactive, Inc. and all of our consolidated subsidiaries.

Mad Catz Interactive, Inc. was incorporated under the Canada Business Corporations Act on August 25, 1993 under the name Patch Ventures Inc. and in 1994 acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation and changed its name to Legacy Storage Systems International Inc. In 1996, the Company changed its name to Tecmar Technologies International, Inc. ("Tecmar"). At that time, our principal business consisted of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors through several operating subsidiaries.

In 1998, we completed the sale of our operating business, Tecmar, and changed our name to Xencet Investments Inc. To meet the listing requirements of the Toronto Stock Exchange, we acquired all of the outstanding securities of Games Trader Inc., a corporation incorporated under the laws of Ontario, Canada that sold previously played videogames. In connection with the acquisition, we changed our name to Games Trader Inc. and later changed our name to GTR Group Inc. in 1999. Effective August 31, 1999, we completed the acquisition of Mad Catz, Inc. ("MCI"), a corporation incorporated under the laws of Delaware that designs, manufactures, markets and distributes videogame accessories. MCI and its predecessor company have been involved in the videogame industry since approximately 1991. In September 2001, we changed our name from GTR Group Inc. to Mad Catz Interactive, Inc. In January 2003, we acquired the intellectual property associated with the GameShark brand of products.

Recent Acquisitions

In September 2007, we acquired certain assets of Joytech from Take-Two Interactive Software, Inc. The assets acquired included inventories, property and equipment and intangible assets such as trademarks, customer relationships and product lines.

In November 2007, we acquired all of the outstanding stock of Winkler Atlantic Holdings Limited ("WAHL"), a private holding company that owned five operating Saitek subsidiaries ("Saitek"). The five operating subsidiaries worked in concert to develop, manufacture, market, sell and distribute PC games accessories, PC input devices, multimedia audio products, chess and intelligent games. We acquired all of Saitek's net tangible and intangible assets, including trademarks, tradenames, customer relationships and product lines.

Corporate Structure

We have several direct and indirect operating subsidiaries: (i) MCI, a corporation incorporated under the laws of Delaware is our corporate headquarters and also sells our products in the United States under the name Mad Catz, Inc., participates in the design of our products and provides corporate services for all entities of the Company; (ii) 1328158 Ontario Inc. ("MCC"), a corporation incorporated under the laws of the Province of Ontario, Canada that sells our products in Canada under the name Mad Catz Canada;, (iii) Mad Catz Europe, Limited ("MCE"), a corporation incorporated under the laws of England and Wales that sells our products in Europe; (iv) Mad Catz Interactive Asia Limited ("MCIA"), a corporation incorporated under the laws of Hong Kong engaged in the engineering, design, contract manufacture and regional sales of our products; and (v) Mad Catz Technological Development (Shenzhen) Co., Ltd. ("MCTD"), a corporation incorporated under the laws of the People's Republic of China engaged in the engineering, design, quality assurance and quality control of our products. In November 2007, we acquired WAHL, which was the holding company for five operating subsidiaries located in the United Kingdom, France, Germany, the United States and Hong Kong. The Saitek entities which previously operated in the United States, the United Kingdom and Hong Kong no longer exist as they were merged into the local Mad Catz entities in April, July and October 2008, respectively. We also beneficially own, directly or indirectly, all of the issued and outstanding shares of the following inactive companies: FX Unlimited Inc., a corporation incorporated under the laws of Delaware; Xencet USA, Inc., a corporation incorporated under the laws of Delaware; Singapore Holdings Inc., a corporation incorporated under the laws of Delaware and Mad Catz Limited, a corporation incorporated under the laws of England and Wales.

Our common stock trades on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX") under the symbol "MCZ." Our registered office is located at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, and our telephone number is (416) 360-8600. MCI, our primary operating subsidiary and our operational headquarters is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108, and our telephone number is (619) 683-9830.

Overview

We design, manufacture (primarily through third parties in Asia), market and distribute accessories for all major videogame platforms, the personal computer ("PC") and, to a lesser extent the iPod and other audio devices. Our accessories are marketed primarily under the Mad Catz, Saitek, Joytech, GameShark, and AirDrives brands; we also produce for selected customers a limited range of products which are marketed on a "private label" basis. Our products include videogame, PC and audio accessories, such as control pads, video cables, steering wheels, joysticks, memory cards, light guns, flight sticks, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. We also market videogame enhancement products and publish videogames.

Our Products

The typical life cycle of successful videogame and PC accessories is similar to the life cycle of the relevant platform, which generally ranges from two to ten years. Factors such as competition for access to retail shelf space, changing technology, consumer preferences and seasonality could result in shortening the life cycle for older products, increasing the importance of our ability to release new products on a timely basis. We must frequently introduce new products and revisions to existing products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new platform technologies has resulted in longer development cycles and the need to carefully monitor and manage the product development process.

In fiscal 2009, approximately 25% of our gross sales was derived from products designed for use with Nintendo's videogame platforms and handheld products. Nintendo's Wii console was launched in North America in November 2006, with launches in Japan and Europe following in December 2006. The Wii console was the successor to Nintendo's GameCube console, launched in the United States in 2001. In fiscal 2009, approximately 16% of our gross sales was derived from the sale of products designed for use with the Wii console. Although Nintendo discontinued marketing the GameCube platform in 2007, we continue to sell products for the GameCube console. In fiscal 2009, approximately 2% of our gross sales was derived from the sale of products designed for use with the GameCube console. The Wii is backward compatible for GameCube games — meaning that the Wii is capable of also playing games designed for the older, GameCube platform — but is not backward compatible for accessories. We offer unlicensed accessories for the Wii. Nintendo's Game Boy Advance SP was launched in 2003 and continues to be available in the market. Gross sales of our products designed for this handheld videogame system accounted for approximately 1% of our gross sales in fiscal 2009. In 2004, Nintendo launched the Nintendo DS, followed in 2006 by the Nintendo DS Lite, and in April 2009 by the DSi. Sales of products compatible with these DS systems accounted for approximately 6% of our gross sales in fiscal 2009.

In fiscal 2009, approximately 20% of our gross sales was derived from products designed for use with Microsoft's videogame platforms. Microsoft's Xbox 360 console was launched in North America in November 2005, with launches in Europe and Japan following in December 2005. The Xbox 360 was the successor to Microsoft's Xbox videogame console, which was launched in 2001. In fiscal 2009 sales of Xbox 360 products accounted for approximately 19% of our gross sales and sales of Xbox-compatible products accounted for approximately 1% of our gross sales. The Xbox 360 is backward compatible for some games but not accessories. We have entered into a license agreement with Microsoft to produce wired and certain wireless accessories for the Xbox 360.

In fiscal 2009, approximately 15% of our gross sales was derived from products designed for use with Sony's videogame platforms and handheld products. Sony launched the PlayStation 3 in North America and Japan in late 2006 and in Europe in early 2007. Sony launched the PlayStation 2 in the United States in 2000. In March 2005, Sony launched the Sony PSP handheld videogame system, MP3 player and movie player in North America. The PSP launched in Europe in September 2005. In June 2009, Sony announced a new version of the PSP called the PSP

Go!, which Sony has announced is scheduled to be available in October 2009. In fiscal 2009, products designed for use with the PlayStation 2, which Sony continues to manufacture and market, accounted for approximately 4% of our gross sales. In fiscal 2009, products designed for use with the PlayStation 3 accounted for approximately 8% of our gross sales. The PlayStation 3 is backward compatible for games but not accessories. We offer a full line of accessories for the PlayStation 3, which accessories are not licensed by Sony. In fiscal 2009, approximately 3% of our gross sales were derived from products designed for use with the PSP.

Videogame console prices typically are reduced as the products mature in the market place and as the launch of new consoles is anticipated. In the prior generation of videogame consoles, the PlayStation 2 and Xbox game consoles launched in the United States with a retail price of $299 and GameCube launched with a retail price of $199. After successive price decreases, the price of the PlayStation 2 system was lowered from $129 to $99 on April 1, 2009, while the Xbox and GameCube consoles have been discontinued. A similar pattern is beginning to emerge with the current generation of videogame consoles. In November 2005, Microsoft's Xbox 360 launched in the United States in two configurations, the Core priced at $299 and the Premium priced at $399, followed up with the launch of the Elite in April 2007 at $480. After successive price decreases, as of May 2009, the Core, which was discontinued and replaced by the Arcade retails at $200, the Premium at $300 and the Elite at $400. Sony's PlayStation 3 was launched in the United States in November 2006 in two configurations, a 20 GB model priced at $499 and a 60 GB model priced at $599. In July 2007, Sony lowered the price of the 60 GB version to $499, eliminated the 20 GB version and introduced an 80 GB version priced at $599. In October 2007, Sony in effect took another price reduction by eliminating the 60 GB version and introducing a 40 GB version at $400, while at the same time reducing the price of the 80 GB version to $499. In November 2008 Sony introduced a 160 GB PlayStation 3 for $499, at which time they dropped the price of the 80 GB version to its current $399. Nintendo launched its Wii in the United States in November of 2006 at its current price of $250. Lower console prices usually result in higher unit sales of console systems. Management believes that the more price sensitive "late adopter" consumer that waits for these price reductions before purchasing a system is also more likely to purchase value-priced accessories. Management believes that in fiscal 2010 there may be price reductions on one or more of the videogame console systems, but Microsoft, Nintendo or Sony have not announced any intention to do so, and there are no assurances any such price reductions will take place.

In fiscal 2009, approximately 30% of our gross sales was derived from personal computer gaming and other accessories which are marketed and sold under our Saitek brand. Saitek's products include: PC games controllers, comprised of joysticks, gamepads and steering wheels; PC input devices, comprised primarily of mice, keyboards and other minor products such as web-cams and hubs; digital media speakers for both PCs and the iPod/MP3 market; and chess and intelligent games, which includes chess and bridge computers and related accessories.

The remaining approximate 10% of our fiscal 2009 gross sales was derived from products whose use is not specific to any particular hardware platform.

Mad Catz Strategy

During fiscal 2009, the Company's key initiatives included: completing the full integration of Saitek into Mad Catz and expanding efforts initiated in fiscal 2008 to combine resources in product development and sales and marketing; launching our initial products under our *Rock Band* license; continuing the discipline in working capital management and product placement profitability; continuing to expand our portfolio of licensed properties; expanding our range of AirDrives products and expanding distribution for the AirDrives line; continuing our efforts to maintain compliance with environmental regulations in all of the jurisdictions in which we do business; continuing to pursue videogame publishing opportunities, with a particular emphasis on hardware-videogame bundles; and identifying strategic opportunities for the expansion of products in adjacent and compatible categories that will best optimize the Company's infrastructure.

In fiscal 2010, we will focus on:

- leveraging our global product development capabilities to increase the flow and timeliness of new products;
- seeking efficiencies to meaningfully lower our operating costs without impacting our ability to continue to grow our business;

- increasing market penetration of our PC products, particularly in North America;
- refining the market positioning of our brands to more effectively compete in all relevant categories and price-points;
- continuing our discipline in working capital management and product placement profitability;
- continuing to expand our portfolio of licensed properties;
- continuing our efforts to maintain compliance with environmental regulations in all of the jurisdictions in which we do business;
- identifying strategic opportunities for the expansion of products in adjacent and compatible categories, including transactions with companies for which products Mad Catz can leverage its global distribution capabilities;
- continuing to expand our range of AirDrives portable audio headset products and distribution for the AirDrives line; and
- continuing to pursue videogame publishing opportunities, with a particular emphasis on hardware-videogame bundles

Intellectual Property Needed to Produce our Products

Historically, a majority of our revenue has come from videogame accessories that are reverse engineered to work with videogame platforms sold by Sony, Nintendo and Microsoft. Some, but not all, of our products that are compatible with these videogame platforms have been produced under license agreements pursuant to which we received proprietary and other useful information, as well as the right to use first-party logos.

We currently do not have any license agreements with Sony. All of our current and historic product portfolio can be produced without a license from Sony. However, there is no guarantee that Sony will not alter their technologies to make unlicensed product offerings more difficult, cost prohibitive or impossible to produce. In the event that future Sony videogame platforms are developed or altered to become "closed systems" that cannot be reverse engineered, we would not be able to produce, manufacture and market accessories for those platforms without access to the applicable first-party proprietary information. Moreover, if Sony enters into license agreements with companies other than us for these "closed systems," we would be placed at a substantial competitive disadvantage.

We have a peripheral and compatibility license from Microsoft covering specific product categories, including wireless specialty controllers, wired control pads, steering wheels, arcade sticks, flight sticks and dance mats for the Xbox 360 console. The license excludes light guns, cheat cards, memory units, wireless standard control pads and hard drives. The license will expire in March 2011.

We have a license from Nintendo for the rights to produce and distribute peripherals for the *Rock Band* videogame for the Wii system. The license will expire in June 2011.

From time to time, we acquire intellectual property licenses to augment the commercial appeal of our core products. We must obtain a license agreement before exploiting such intellectual property.

Product Development and Support

We develop products using a group of concept design, production and technical professionals, in coordination with our marketing and finance departments, with responsibility for the entire development and production process including the supervision and coordination of internal and external resources. Our hardware products are typically conceived and designed by our internal teams in San Diego, California, Bristol, England, Shenzen, China and Hong Kong, China. For these products we own the industrial design, and in most cases the tools, dies and molds used for production. From time to time, we also acquire the rights to produce and distribute products that are, or will be, independently created by third parties.

In addition, we seek out and engage independent third-party developers to create videogames and videogame enhancement products on our behalf. Such products are sometimes owned by us, and usually we have unlimited rights to commercially exploit these products. In other circumstances, the third-party developer may retain ownership of the intellectual property and/or technology included in the product and reserve certain exploitation rights. We typically select these independent third-party developers based on their expertise in developing products in a specific category. Each of our third-party developers is under contract with us for specific products. From time to time, we also acquire the license rights to distribute videogames that are or will be independently created by third-party publishers. In such cases, the agreements with such publishers provide us with exclusive distribution rights for a specific period of time, often for specified platforms and territories.

In consideration for their services, the independent third-party developer usually receives a royalty, generally based on the net sales of the product that it has developed. Typically, the developer also receives an advance, which we recoup from the royalties otherwise payable to the developer. The advance generally is paid in "milestone" stages. The payment at each stage is tied to the completion and delivery of a detailed performance milestone. Working with an independent developer allows us to reduce our fixed development costs, share development risks with the third-party developer, take advantage of the third-party developer's expertise in connection with certain categories of products or certain platforms, and gain access to proprietary development technologies.

Manufacturing

Our accessory products are manufactured to our specifications by outsourced factories located predominantly in and around Shenzhen, China. The use of outsourced manufacturing facilities is designed to take advantage of specific expertise and allow for flexibility and scalability to respond to seasonality and changing demands for our products. Our videogame enhancement products are manufactured by outsourced replication companies in the United States, Hong Kong and Europe. In some instances, packaging and final assembly is performed at our distribution facility in California or by outsourced suppliers in the United States or Europe.

Distribution

Our products are sold to many of the world's largest retailers of interactive entertainment products primarily on a direct basis without the use of intermediaries or distributors. We also appoint distributors in certain territories to service retail accounts not dealt with on a direct basis. We maintain a direct sales force in the United States, Europe and China. Direct shipping programs with certain customers, whereby the customer receives and takes title of the products directly in Hong Kong, are managed by our Asian operation. Until June 2009, we operated a leased 95,000 square foot distribution center in Mira Loma, California which services North American customers. This facility was replaced in June 2009 with a 101,000 square foot distribution center in Redlands, California. We also utilize two outsourced distribution centers and related logistics solutions for the European market, one in the United Kingdom and one in Germany. All freight is handled by outsourced transportation companies. We operate information systems, including electronic data interchange (EDI) and integrated warehouse management systems, to remain compliant with the requirements of our mass market retailers.

Principal Markets

The Company operates as one business segment, in the design, manufacture (primarily through third parties in Asia), marketing and distribution of videogame and PC accessories and videogames. In fiscal 2009, approximately 58% of our gross sales were generated by customers whose retail stores are located in the United States, 37% in Europe, 2% in Canada, and 3% in other countries, including Australia, Japan, Korea, New Zealand and Singapore. In fiscal 2008, approximately 59% of our gross sales were generated by customers whose retail stores are located in the United States, 36% in Europe, 3% in Canada, and 2% in other countries, including Australia, Japan, Korea, New Zealand and Singapore. In fiscal 2007, approximately 71% of our gross sales were generated by customers whose retail stores are located in the United States, 22% in Europe, 6% in Canada, and less than 1% in other countries

Customers

Our products are sold by many of the largest videogame and consumer accessories retailers in the world including Amazon.com, Best Buy, GameStop, Hollywood Video, Meijer, Target and Wal-Mart in the United States; Future Shop, GameStop/EB Games, in Canada and ASDA, Argos, Auchan, Carrefour, Curry's, Dixons, Electronic Partner, Game, GameStation, GameStop, Media Markt, Micromania, PC World, ProMarkt, and Saturn in Europe.

In fiscal 2009, one of our customers, GameStop Inc., individually accounted for at least 10% of our gross sales, accounting for approximately 29% or our gross sales in fiscal 2009, taking into account all of its US and non-US entities. In fiscal 2008, one of our customers, GameStop Inc., individually accounted for at least 10% of our gross sales, accounting for approximately 33% of our gross sales in fiscal 2008. In fiscal 2007, two of our customers individually accounted for at least 10% of our gross sales. These customers, GameStop Inc. and Best Buy Co., Inc., together accounted for approximately 50% of our gross sales in fiscal 2007.

Competitive Environment

The primary markets in which we sell our products are the United States and Europe, and to a lesser extent, Canada. These markets are highly competitive, and we expect that we may face increased competition if additional companies enter these markets. Historically, price has been a significant competitive factor for interactive videogame and PC accessories. We believe that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition, product styling and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability. We seek to differentiate our products through superior product design, packaging, product innovation, licensing and branding.

Our principal competitors for videogame and PC accessories include first-party manufacturers Microsoft, Nintendo and Sony, and third-party manufacturers including Accessories 4 Technology, ALS, Bensussen Deutsch, Big Ben, Core Gamer, Datel, Gamester, Genius, Griffin Technology, Intec, Hama GmbH & Co KG, Jöllenbeck GmbH, Katana Game Accessories, Inc., Logic3, Logitech, Naki, NYKO, Performance Designed Products LLC, Speedvision, Thrustmaster and Trust International B.V.

We believe that our products are targeted to a broad demographic group and that the major factors that will provide us with continued viability and competitive edge are licenses, low-cost products, quality, service, brands and retail relationships.

Employees

At March 31, 2009, we had 234 full-time employees in the following locations:

Location	
United States	70
United Kingdom	43
Germany	21
France	7
Hong Kong	30
China	63
Total	234

Temporary employees are used in our distribution center in California, especially during the peak shipping months of October through December. Temporary employees during this period generally range between 10 and 20 hourly employees. Our ability to attract and retain qualified personnel is essential to our continued success. None of our employees are covered by a collective bargaining agreement, nor have we ever experienced any work stoppage and we believe that our employee relations are good.

Executive Officers of the Registrant

Our executive officers and their ages as of June 23, 2009, are as follows:

Name	Position	Age
Darren Richardson	President, Chief Executive Officer and Director of Mad Catz Interactive, Inc. and MCI	48
Stewart Halpern	Chief Financial Officer of Mad Catz Interactive, Inc. and MCI	52
Whitney Peterson	Vice President Corporate Development and General Counsel of MCI	44

Darren Richardson has been our President and Chief Executive Officer since April 2004 and was elected to our Board of Directors in August 2005. Prior to his appointment as our President and Chief Executive Officer, Mr. Richardson served as our Executive Vice President since October 1997 and President and Chief Operating Officer of MCI since August 1999. Mr. Richardson also served in several senior management capacities with Games Trader, including Chief Operating Officer, and Vice President of Business Development, responsible for sales and marketing with a focus on new account development. He has a Master of Business Administration degree from Trinity College, Dublin and a Bachelor of Commerce degree from the University of Wollongong, Australia.

Stewart Halpern has been our Chief Financial Officer since January 2007. Prior to joining us, Mr. Halpern served as Head of Finance of Rockstar Games, a division of Take Two Interactive Software, Inc., a publicly-traded videogame publisher, since 2005. Prior to his service with Rockstar Games, from 2002 to 2005, Mr. Halpern was Managing Director, Entertainment Equity Research at RBC Capital Markets, where he covered the videogame and entertainment industries. In addition, Mr. Halpern has held sell-side equity research positions at Banc of America Securities and ING Barings Furman Selz LLC, and, previously served for eight years in the investment banking department at Credit Suisse First Boston. Mr. Halpern also served for three years as the Chief Financial Officer of Rush Communications. Mr. Halpern earned a Bachelor of Science in Administrative Sciences from Yale College. He also earned a Masters of Public and Private Management degree from Yale School of Management.

Whitney Peterson has been Vice President Corporate Development and General Counsel for MCI since July 1998. Prior to joining MCI, Mr. Peterson spent seven years working at the international law firm of Latham & Watkins, where he represented and consulted with numerous Fortune 500 companies. Mr. Peterson received his law degree from the J. Rueben Clark School of Law at Brigham Young University, where he graduated Magna Cum Laude. Mr. Peterson also served as an Articles Editor on the BYU Law Review in which he was published. Following law school, Mr. Peterson clerked for the Honorable Bruce S. Jenkins, Chief Judge of the Federal District Court in Utah.

Available Information

We provide our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports free of charge under "Investor Relations" on our website at *www.madcatz.com* as soon as reasonably practicable after we electronically file this material with, or furnish this material to, the SEC. The information contained on our website is not part of this Annual Report. You may also read and copy the documents to which we refer at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at *www.sec.gov.*

We are required to file reports and other information with certain Canadian provincial securities commissions. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering And Retrieval System, as well as on our website at www.madcatz.com under "Investor Relations."

Item 1A. *Risk Factors*

You should consider each of the following factors, as well as the other information in this Annual Report, and in our other filings with the SEC, before deciding whether to invest in or continue to hold our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common shares could decline. You should also refer to the other information set forth in this Annual Report, including our financial statements and the related notes.

Risks Concerning Our Customers and Products

A significant portion of our revenue is derived from a few large customers.

The vast majority of our sales are generated from a small number of customers. Our top customer accounted for approximately 29% of our gross sales in fiscal 2009 and 33% of our gross sales in fiscal 2008, our top two customers accounted for approximately 50% of our gross sales in fiscal 2007. In fiscal 2009, our largest customer was GameStop Inc. Our top ten customers accounted for approximately 62% of gross sales in fiscal 2009, 70% of gross sales in fiscal 2008, and 82% of gross sales in fiscal 2007.

We do not have long-term agreements with these or other significant customers and our agreements with these customers do not require them to purchase any specific number or amount of our products. As a result, agreements with respect to pricing, returns, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. The loss of any of our significant customers could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

One or more of our largest customers may directly import or manufacture private-label products that are identical or very similar to our products. This could cause a significant decline in our sales and profitability.

Videogame and PC accessories are widely available from manufacturers and other suppliers around the world. Each of our largest customers has substantially greater resources than we do, and has the ability to directly import or manufacture private-label videogame accessories from manufacturers and other suppliers, including from some of our own subcontract manufacturers and suppliers. Our customers may believe that higher profit margins can be achieved if they implement a direct import or private-label program, reducing sales of our products. As a consequence, our sales and profitability could decline significantly.

A significant portion of our revenue is derived from a few core product categories.

We are dependent on a small number of core product categories to generate a significant proportion of our revenues. No assurance can be given that these or other products will continue to have consumer acceptance or that they will maintain their historical levels of sales. The loss of one or more of these products could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our financial results are dependent on timely introduction of new products, and any failure or delay in the introduction of new products to the marketplace may have a material adverse effect on our business, results of operations, financial condition and liquidity. Our product mix constantly changes.

We generate our revenues from a number of frequently updated and enhanced "active products." We define active products as products that have maintained a minimum level of average gross sales per quarter. Each product may be configured and sold in a number of different stock keeping units. We typically introduce new products and discontinue a similar number of products each year to maintain an optimal number of active products that we believe best supports our customers and the market. If we do not introduce new products in a timely and efficient manner and in accordance with our operating plans, our results of operations, financial condition and liquidity could be negatively and materially affected.

There are numerous steps required to develop a product from conception to commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing the electronic components, receiving approval of hardware and other third-party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the product development process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for the introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that products will be introduced in a timely fashion, and if new products are delayed, our sales and revenue growth may be limited or impaired.

The typical life cycle of successful videogame and PC accessories and titles is similar to the life cycle of the relevant game platforms, which historically has ranged from two to ten years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of our ability to release new products on a timely basis. We must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new platform technologies has, in some cases, resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process.

Some of our products have been only recently introduced and although they may experience strong initial market acceptance, no assurance can be given that any initial acceptance will result in future sales. As a general matter, we expect that sales of these products will decline over the product's life cycle. We cannot predict the length of the life cycle for any particular product. In order to control costs, and take advantage of the limited shelf space provided to us, we must periodically discontinue some of our product offerings. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing products at competitive prices.

We depend upon third parties to develop products and videogames.

Our business is dependent upon the continued development of new and enhanced videogame platforms and videogames by first-party manufacturers, such as Sony, Microsoft and Nintendo, and videogames by publishers, including but not limited to, Activision, Electronic Arts, Ubisoft, Take-Two Interactive Software and THQ. Our business could suffer if any of these parties fail to develop new or enhanced videogame platforms or popular game and entertainment titles for current or future generation platforms. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our inventories or accept returns resulting in significant losses.

New game platforms and development for multiple consoles create additional technical and business model uncertainties that could impact our business.

A significant portion of our revenues are derived from the sale of videogame accessories for use with proprietary videogame platforms, such as the Nintendo Wii, GameCube, Game Boy Advance, Game Boy Advance SP, DS and DSi; the Microsoft Xbox and Xbox 360; the Sony PlayStation 2, PlayStation 3 and PSP. The success of our products is significantly affected by commercial acceptance of such videogame platforms and the life cycle of older platforms. In addition, we anticipate that the research and development expenses incurred to develop compatible accessories for new and updated videogame platforms may impact our profitability.

If first-party manufacturers choose to design PC or console-based systems that do not operate with third-party accessories and are successful in implementing technological barriers that prevent us from developing, manufacturing, marketing and distributing products for these new game platforms, our ability to continue our current business would be severely limited and our business, financial condition, results of operations and liquidity would be harmed.

Changes to current game platforms or introductions of new game platforms may result in our products becoming inoperable on some game platforms, which would reduce sales of our products and adversely affect our business, results of operations, financial condition and liquidity.

A significant proportion of our revenues are derived from products that are reverse engineered. First-party manufacturers continually update their game platforms to correct problems in the operating systems and reduce costs. These manufacturers also expend significant resources to create new game platforms. During the development of such product updates and new game platforms, manufacturers may implement changes to the design of the new game platforms that render our products inoperable. If our products become inoperable on one or more game platform, our sales may be significantly reduced. Moreover, we may have excess inventories of products that do not operate properly with new game platforms, which would limit our growth and harm our business, results of operations, financial condition and liquidity.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may adversely affect our business, operating results and financial condition.

Our operations and some of our products are regulated under various federal, state, local and international environmental laws. In addition, regulatory bodies in many of the jurisdictions in which we operate propose, enact and amend environmental laws and regulations on a regular basis. The laws and regulations applying to our business include those governing the discharge of pollutants into the air and water, the management, disposal and labeling of, and exposure to, hazardous substances and wastes and the cleanup of contaminated sites. We are required to incur additional costs to comply with such regulations and may incur fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. The ultimate costs under environmental laws and the timing of these costs are difficult to predict. Although we cannot predict the ultimate impact of any new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products, any of which could have a material adverse effect on our business. To the extent that our competitors choose not to abide by these environmental laws and regulations, we will be at a cost disadvantage, thereby hindering our ability to effectively compete in the marketplace.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Adults and children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

If we do not accurately forecast demand for particular products, we could incur additional costs or experience manufacturing delays, which would reduce our gross margins or cause us to lose sales.

Demand for our products depends on many factors such as consumer preferences and the introduction or adoption of game platforms and related content, and can be difficult to forecast. Demand for our products may remain stagnant or decrease. We expect that it will become more difficult to forecast demand for specific products as we introduce and support additional products, enter additional markets and as competition in our markets intensifies. If we misjudge the demand for our products, we could face the following problems in our operations, each of which could harm our operating results:

- If our forecasts of demand are too high, we may accumulate excess inventories of products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories.
- If demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand would lead to missed opportunities to increase our base of users, damage our relationships with retailers and harm our business.
- Rapid increases in production levels to meet unanticipated demand could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, including increased air freight, all of which could reduce our profit margins and harm our relationships with retailers and consumers.

Our pricing and product return policies and other promotional activities may negatively impact our sales and profitability and harm our business, results of operations, financial condition and liquidity.

Many of our products are value-priced or feature-enhanced versions of products offered by first-party manufacturers. Sales of products that compete with a similar first-party product generally comprise nearly half of our gross sales. In the event a first-party manufacturer or other competitor reduces its prices, we could be forced to respond by lowering our prices to remain competitive. If we are forced to lower prices, we may be required to "price protect" the products that remain unsold in our customers' inventories at the time of the price reduction. Price protection results in us issuing a credit to our customers in the amount of the price reduction for each unsold unit in the customer's inventory. Our price protection policies, which are customary in the videogame industry, can have a major impact on our sales and profitability if we are forced to reduce the price of products for which a large inventory exists. It is also likely that we will experience additional price competition, which may lead to price protection, as we continue to introduce new and enhanced products.

To the extent we introduce new versions of products or change our product sales mix, the rate of product returns may also increase above historical levels. Although we establish allowances for anticipated product returns and believe our existing policies have resulted in allowances that are adequate, there can be no assurance that such product return obligations will not exceed our allowances in the future, which would have a material adverse effect on our future operating results and financial condition.

We may not be able to comply with the terms of our license agreements, which may result in the loss of one or more of the licenses.

We have entered into license and royalty agreements with various parties in which we pay fees in exchange for rights to use product inventions or trademarked names, shapes and likenesses in our products. The agreements often include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. We cannot assure you that we will be able to meet these expectations and may be obligated to pay unearned fees as a result. Some of our license agreements also contain stringent requirements regarding the use of the licensor's trademarks. Our license and royalty agreements are for fixed terms. We cannot assure you that we will be able to comply with all of the requirements contained in our licenses or that we will be able to maintain or extend the rights to our existing licenses.

Some of our license agreements with videogame console developers have expired or may expire within the next fiscal year, which could limit our product offerings and significantly reduce our revenues.

Historically, a majority of our revenues have come from the sale of videogame accessories for use with videogame consoles sold by first-party manufacturers. Some of these products have been produced under license agreements with these first-party manufacturers. Some of these licenses are necessary in order for us to actually produce and sell the products ("license dependent products"), while other licenses have some perceived or actual marketing or sales benefit, but do not dictate whether we can produce the product ("marketing licenses"). Some of these license agreements have expired and others may expire, which could limit our product offerings and significantly reduce our revenues.

In March 2009, we amended our license agreement with Microsoft Corporation under which we have the right to manufacture, market and sell certain peripheral products for the Xbox 360 videogame console ("Xbox 360 Agreement"). The products produced pursuant to the Xbox 360 Agreement are license-dependent products. The term of the Xbox 360 Agreement is two years, with automatic renewals for successive one-year periods unless either party provides written notice of its intention to terminate the license at least 90 days prior to the end of the current term. Should the Xbox 360 Agreement expire, be terminated for cause, or fail to be renewed, our product offerings may be limited thereby significantly reducing our revenues.

The collectibility of our receivables depends on the continued viability and financial stability of our retailers and distributors.

Due to the concentration of our sales to large high-volume customers, we maintain individually significant accounts receivable balances with these customers. As of March 31, 2009 and March 31, 2008, our 10 largest accounts receivable balances accounted for approximately 76% and 71% of total accounts receivable, respectively. We generally do not require any collateral from our customers to secure payment of these accounts receivable. However, we do seek to control credit risk through ongoing credit evaluations of our customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances. If any of our major customers were to default in the payment of their obligations to us, our business, financial condition, operating results and cash flows could be adversely affected.

On November 10, 2008, Circuit City, a customer representing less than 5% of our gross sales, filed for Chapter 11 bankruptcy. We have assessed the impact of the bankruptcy filing on our business and accordingly recorded a charge to bad debt expense of $465,000 for the fiscal year ended March 31, 2009 in relation to this account.

Risks Concerning Our Suppliers

The manufacture and supply of our products is dependent upon a limited number of third parties, and our success is dependent upon the ability of these parties to manufacture and supply us with sufficient quantities of our products and on the continued viability and financial stability of these third-party suppliers.

We rely on a limited number of manufacturers and suppliers for our products. There can be no assurance that these manufacturers and suppliers will be able to manufacture or supply us with sufficient quantities of products to ensure consumer availability. In addition, these parties may not be able to obtain the raw materials or to obtain the energy or oil supply required to manufacture sufficient quantities of our products. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply us with products, and independently market their own competing products in the future, or will not otherwise discontinue their relationships with or support of our Company. Our failure to maintain our existing manufacturing and supplier relationships, or to establish new relationships in the future, could have a material adverse effect on our business, results of operations, financial condition and liquidity. If our suppliers are unable or unwilling for any reason to supply us with a sufficient quantity of our products, our business, revenues, results of operations, financial condition and liquidity would be materially adversely affected. We obtain our GameShark videogame enhancement products from third-party suppliers, for which an alternative source may not be available. If any of our key suppliers became financially unstable, our access to these products might be jeopardized, thereby adversely affecting our business, cash flow, financial condition and operational results.

Production levels that do not match demand for our products could result in lost sales or a reduction in our gross margins.

The videogame and PC accessories industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on forecasts of the demand for our products. Actual demand for our products is difficult to forecast. If the actual demand for our products does not match the manufacture of our products, a number of problems could occur, including the loss of potential sales if production cannot be increased to match demand, and additional expenditures necessary to accelerate the production of some products, resulting in lower gross margins. Additionally, if customers find alternative sources of supply to meet their needs, our revenues, results of operations and financial condition could be adversely affected.

Any disruption of shipping and product delivery operations globally could harm our business.

We rely on contract ocean carriers to ship virtually all of our products from China to our primary distribution centers in the United States, Germany and the United Kingdom. Customers that take delivery of our products in China rely on a variety of carriers to ship those products to their distribution centers and retail outlets. We also rely on a number of sources of ground transportation to deliver our products from our primary distribution centers in the United States, the United Kingdom and Germany to our retail customers' and distributors' distribution centers and retail outlets. Any disruption or delay in the importation of our products, in the operation of our distribution centers or in the delivery of our products from our primary distribution centers to our retail customers' and distributors' distribution centers and retail outlets for any reason, including labor strikes or other labor disputes, terrorism, international incidents or lack of available shipping containers or vehicles, could significantly harm our business and reputation.

Risks of Doing Business Internationally

Any loss of China's Normal Trade Relations "NTR" with the United States, or any changes in tariffs or trade policies, could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

The majority of our products are manufactured in China and exported from Hong Kong and China to the United States and worldwide. Our products sold in the United States are currently not subject to United States import duties. However, as a result of opposition to policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures, or adoption in the United States of other trade policies adverse to China could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China, if at all.

Our manufacturing relationships in China may be adversely affected by changes in the political, economic and legal environment in China.

We maintain offices in Hong Kong and in China. The success of our operations in Hong Kong and China is highly dependent on the Chinese government's continued support of economic reform programs that encourage private investment, and particularly foreign private investment. A change in these policies by the Chinese government could adversely affect us by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, prohibiting us from manufacturing our products in China, or restricting our ability to ship products from China into Hong Kong, or to ship finished products out of Hong Kong, or otherwise shutting down our offices in Hong Kong and China. Although the Chinese government has chosen economic reform policies to date, no assurance can be given that it will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

Our sources of manufacturing and distribution capabilities could be adversely affected by ongoing tensions between the Chinese and Taiwanese governments. The Chinese government has threatened military action against Taiwan unless Taiwan adopts a plan for unifying with China. As of yet, Taiwan has not indicated that it intends to propose or adopt a reunification plan. Any military action on the part of China could lead to sanctions or military action by the United States and/or European countries, which could materially affect our sales to those countries and our operations in China.

There are also uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. In addition, many laws and regulations are relatively new; and the Chinese legal system is still evolving, resulting in sporadic and inconsistent enforcement and interpretation. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to additional uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court in a different jurisdiction.

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in Chinese tax laws or their interpretation or their application will not subject us to substantial Chinese taxes in the future.

There are numerous risks associated with our international operations, any number of which could harm our business.

We have offices and sales throughout the world. Our registered office and a sales office are in Canada. Our operational headquarters is in San Diego, California. We also have offices in the United Kingdom, France, Germany, China and Hong Kong. Approximately 60% of our gross sales in fiscal year 2009 were generated by customers whose retail locations are in North America, and a substantial majority of our products are manufactured by third parties in Hong Kong and China. The geographical distances between our operations create a number of logistical and communications challenges. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across long distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the management team, which is based in a number of different countries.

In addition, there are other risks inherent in international operations, which could result in disruption or termination of supply of our products available for sale. These risks include:

- unexpected changes in regulatory requirements, taxes, trade laws and tariffs;
- political instability and the potential reversal of current favorable policies encouraging foreign investment or foreign trade by host countries;
- differences in labor laws, labor unrest and difficulties in staffing and managing international operations;
- longer payment cycles;
- fluctuations in currency exchange rates;
- potential adverse tax consequences;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- differing intellectual property rights and protections;
- delays from doing business with customs brokers and governmental agencies; and
- higher costs of operations.

These factors could materially and adversely affect our business, operating results, and financial condition.

Intellectual Property Risks

We may be faced with legal challenges related to our products, including that our products infringe third parties' intellectual property rights. These challenges could cause us to incur significant litigation or licensing expenses or could prohibit us from producing or marketing some or all of our products entirely.

Although we do not believe that our products infringe the proprietary rights of any third parties, there can be no assurance that infringement or other legal claims will not be asserted against us or that any such claims will not materially adversely affect our business, financial condition, or results of operations. Regardless of their validity or success, such claims may result in costly litigation, divert management's time and attention, cause product shipment delays or require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, or at all. If licensing arrangements are required but unavailable, we may be prohibited from marketing and distributing these products. In addition, we could also incur substantial costs to redesign our products to comply with legal orders or contractual arrangements. Any of these costs or outcomes could adversely affect our business, results of operations, financial condition and liquidity.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our financial results.

Our success depends in part on the use of proprietary technologies. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time consuming and may divert our management and key personnel from our business operations. The steps taken by us may not prevent unauthorized use of our proprietary technology or trademarks. Many features of our products are not protected by patents; and as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could adversely affect our financial results.

If our products are copied or "knocked-off," our sales of these products may be materially reduced and our profitability may be negatively affected.

Occasionally in the videogame and PC accessories industry, successful products are "knocked-off" or copied by competitors. While we strive to protect our intellectual property, we cannot guarantee that knock-offs will not occur or that they will not have a significant effect on our business. The costs incurred in protecting our intellectual property rights could be significant, and there is no assurance that we will be able to successfully protect our rights.

Financing Risks

The amount of our outstanding debt may prevent us from taking actions we would otherwise consider in our best interest.

On November 20, 2007, in connection with the acquisition of our Saitek operations, we issued convertible notes with an aggregate principal amount of $14,500,000 (the "Saitek Notes"). The Saitek Notes bear interest at an annual interest rate equal to 7.5%. The first principal and interest payment under the Saitek Notes of $4,500,000 and $701,779, respectively, is due on October 31, 2009. The remaining principal and interest payment under the Saitek Notes of $10,000,000 and $2,451,162, respectively, is due on October 31, 2010. The Saitek Notes are convertible into shares of our common stock at any time up to the respective maturity date at a fixed conversion price of approximately $1.42 per share, representing a 15% premium to the average closing share price of our stock over the

15 trading days preceding the execution of the Stock Purchase Agreement relating to the Saitek acquisition. If fully converted, the Saitek Notes would convert into approximately 10,217,744 shares of our common stock.

On June 24, 2009, the terms of the Saitek Notes were amended as follows. The maturity of the Saitek Notes was extended to March 31, 2019 with annual principal and interest payments of $2,400,000 due beginning March 31, 2011 until the Saitek Notes are retired. The Saitek Notes will bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. Quarterly cash payments for partial interest in the amount of approximately $45,000 are due beginning June 30, 2009, in addition to an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010. In connection with the amendment of the Saitek Notes, the maturity term of the Saitek $847,000 completion note was also amended to require payment in full, including accrued interest, on March 31, 2010, from its previous maturity date of August 1, 2011. The debt represented by the conversion of and the limitations contained in the Saitek Notes could have material consequences on our business, including:

- it may be difficult to generate sufficient capital to satisfy our obligations under the Saitek Notes and our outstanding credit facility;
- cash required to repay borrowings under our credit facility and the Saitek Notes, should such Saitek Notes not be converted into equity, may limit our ability to make necessary or desirable capital investments in our business and to take advantage of significant business opportunities, including acquisitions or divestitures;
- the amounts outstanding under the Saitek Notes and our credit facility may make it more difficult to obtain other debt financing in the future;
- shares issued upon conversion of the Saitek Notes will represent a large share of our outstanding common stock;
- the debt obligations represented by the Saitek Notes could make us more vulnerable to general adverse economic and industry conditions; and
- we could be at a competitive disadvantage to competitors with less debt.

We depend upon the availability of capital under our credit facility to finance our operations. Any additional financing that we may need may not be available on favorable terms, or at all.

In addition to cash flow generated from sales of our products, we finance our operations with a Credit Facility (the "Credit Facility") provided by Wachovia Capital Finance Corporation (Central) ("Wachovia"), formerly Congress Financial Corporation (Central), an unrelated party. The Credit Facility was renewed in 2006 extending the expiration until October 30, 2009. On June 23, 2009, we extended the Credit Facility until October 31, 2012 and reduced the Credit Facility from $35.0 million to $30.0 million. If we are unable to comply with the restrictive and financial covenants contained in the Credit Facility, Wachovia may declare the outstanding borrowings under the facility immediately due and payable. In such an event, our liquidity will be materially adversely affected, which could in turn have a material adverse impact on our future financial position and results of operations. We would be required to obtain additional financing from other sources. We cannot predict whether or on what terms additional financing might be available. If we are required to seek additional financing and are unable to obtain it, we may have to change our business and capital expenditure plans, which would have a materially adverse effect on our future results of operations.

The Credit Facility contains financial and other covenants that we are obligated to maintain. If we violate any of these covenants, we will be in default under the Credit Facility. If a default occurs and is not timely cured or waived by Wachovia, Wachovia could seek remedies against us, including: (1) penalty rates of interest, (2) immediate repayment of the debt or (3) foreclosure on assets securing the Credit Facility. No assurance can be given that we will maintain compliance with these covenants in the future. The Credit Facility is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high product returns and slow moving inventory, among other factors. We were in violation of a financial covenant as of December 31, 2008, which violation was waived by Wachovia. As of March 31, 2009, we were in compliance with all covenants.

If we need to obtain additional funds for any reason, including the termination of the Credit Facility or acceleration of amount due there under, increased working capital requirements, possible acquisitions or otherwise, there can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. Our failure to promptly obtain alternate financing could limit our ability to implement our business plan and have an immediate, severe and adverse impact on our business, results of operations, financial condition and liquidity. In the event that no alternative financing is available, we would be forced to drastically curtail operations, or dispose of assets, or cease operations altogether.

Funding for our future growth may depend upon obtaining new financing, which may be difficult to obtain given prevalent economic conditions and the general credit crisis.

To accommodate our expected future growth, we may need funding in addition to cash provided from current operations and continued availability under our Credit Facility provided by Wachovia Capital Finance Corporation (Central). Our ability to obtain additional financing may be constrained by current economic conditions affecting global financial markets. Specifically, the recent credit crisis and other related trends affecting the banking industry have caused significant operating losses and bankruptcies throughout the banking industry. Many lenders and institutional investors have ceased funding even the most credit-worthy borrowers. If we are unable to obtain additional financing, we may be unable to take advantage of opportunities with potential business partners or new products, to finance our existing operations or to otherwise expand our business as planned.

Accounts receivable represent a large portion of our assets, a large portion of which are owed by a few customers. If these accounts receivable are not paid, we could suffer a significant decline in cash flow and liquidity which, in turn, could limit our ability to pay liabilities and purchase an adequate amount of inventory.

Our accounts receivable represented 28%, 16%, and 24% of our total assets as of March 31, 2009, 2008 and 2007, respectively. As a result of the substantial amount and concentration of our accounts receivable, if any of our major customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which could negatively affect our ability to make payments under our Credit Facility and which, in turn, could adversely affect our ability to borrow funds, to purchase inventory, to sustain or expand our current sales volume. Accordingly, if any of our major customers fails to timely pay us amounts owed, our sales and profitability may decline.

Increases in interest rates may increase our interest expense and adversely affect our profitability and cash flow and our ability to service indebtedness.

We depend, in a significant part, on borrowings under the Credit Facility to finance our operations. At March 31, 2009, the outstanding balance under the Credit Facility was $13.3 million. The interest rate applicable to the Credit Facility varies based on the U.S. prime rate plus 0.75%. The interest rate applicable to the Credit Facility pursuant to the extension, as of June 23, 2009, is the U.S. prime rate plus 2.00% or, at our option, LIBOR plus 3.5% with a LIBOR floor of 1.5%. The variable rate debt outstanding under the Credit Facility had a weighted average annual interest rate of approximately 4.5% for the year ended March 31, 2009. Increases in the interest rate under the Credit Facility will increase our interest expense, which could harm our profitability and cash flow.

We have a substantial amount of goodwill on our balance sheet that may have the effect of decreasing our earnings or increasing our losses in the event that we are required to recognize an impairment charge to goodwill.

As of March 31, 2009, $8.5 million of goodwill is recorded on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At March 31, 2009, goodwill represented 15.2% of our total assets.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), we perform an annual impairment review at the reporting unit level during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment are present. SFAS No. 142 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We determined that we have one reporting unit and we assess fair value based on a review of our market capitalization as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and our weighted average cost of capital. Given the volatility of our stock price and market capitalization, which fluctuates significantly throughout the year, we do not believe that our market capitalization is necessarily the best indicator of the fair value of our Company at any moment in time. However, we have determined that market capitalization over a sustained period, when considered with other factors may be an appropriate indicator of fair value. Further, to the extent the carrying amount of our reporting unit exceeds its market capitalization over a sustained period, an impairment may exist and require us to test for impairment. Accordingly, given that the carrying amount of our reporting unit had exceeded its market capitalization over a sustained period, we determined that a triggering event had occurred in the quarter ended December 31, 2008 and therefore recorded a goodwill impairment charge of $27.9 million during the year ended March 31, 2009. No assurance can be given that we will not be required to record additional goodwill impairments in future periods.

General Risk Factors

Acquired companies can be difficult to integrate, disrupt our business and adversely affect our operating results. The benefits we anticipate may not be realized in the manner anticipated.

The Company has made past acquisitions and may make future acquisitions with the expectation that these acquisitions would result in various benefits including, among other things, enhanced revenue and profits, greater market presence and development, particularly in Europe, and enhancements to our product portfolio and customer base. We may not realize these benefits, as rapidly as, or to the extent, anticipated by our management. Operations and costs incurred in connection with the integration of acquired companies with our other operating subsidiaries also could have an adverse effect on our business, financial condition and operating results. If these risks materialize, our stock price could be materially adversely affected.

Acquisitions involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel of the acquired companies;
- potential loss of customers of the acquired companies;
- diversion of financial and management resources from existing operations;
- potential loss of key employees of the acquired companies;
- integrating personnel with diverse business and cultural backgrounds;
- preserving the development, distribution, marketing and other important relationships of the companies;
- assumption of liabilities of the acquired companies; and
- inability to generate sufficient revenue and cost savings to offset acquisition costs.

Our acquisitions may also cause us to:

- assume certain liabilities;
- incur additional debt, such as the debt we incurred to fund the acquisitions of Joytech and Saitek;
- make large and immediate one-time write-offs and restructuring and other related expenses;

- become subject to intellectual property or other litigation; and
- create goodwill or other intangible assets that could result in significant impairment charges and/or amortization expense.

As a result, if we fail to properly evaluate, execute and integrate acquisitions, our business and prospects may be seriously harmed.

We must stay at the forefront of technology and any inability to do so would have a material adverse effect on our results of operations, financial condition and liquidity.

The videogame and PC accessories industry is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements and changing customer requirements. Much of the development of our new product offerings is dependent upon our ability to reverse engineer first-party products as they are introduced by the manufacturers; and the introduction of products that prevent or delay our ability to effectively develop products through reverse engineering could prevent us from developing new products, which would harm our business operations, financial condition, results of operations and liquidity. The introduction of products embodying or based upon new technologies and the emergence of new industry standards could render our existing inventory of products obsolete, incompatible with new consoles and unmarketable. We believe that any future success will depend upon our ability to reverse engineer new videogame systems, introduce new products that keep pace with technological developments, respond to evolving end-user requirements and achieve market acceptance. If we cannot reverse engineer the next generation videogame platforms or fail to develop and introduce new enhancements or new products for existing platforms, or if changes to existing videogame platforms render our products out of date or obsolete, or if our intended customers do not accept these products, our business would be materially harmed.

Current economic, political and market conditions may adversely affect our revenue growth and operating results.

Our revenue and profitability are affected by global business and economic conditions, including the current crisis in the credit markets, particularly in the United States and Europe. Downturns in the global economy could have a significant impact on demand for our products. In a poor economic environment such as we are operating in today, there is a greater likelihood that more of our customers could become delinquent on their obligations to us or go bankrupt, which, in turn, could result in a higher level of charge-offs and provision for credit losses, all of which would adversely affect our earnings. Uncertainty created by the long-term effects of volatile oil prices, the global economic slowdown, continuation of the global credit crisis, the war in the Middle East, terrorist activities, potential pandemics, natural disasters and related uncertainties and risks and other geopolitical issues may impact the purchasing decisions of current or potential customers. Because of these factors, we believe the level of demand for our products and services, and projections of future revenue and operating results, will continue to be difficult to predict. If economic conditions in the United States and other key markets deteriorate further or do not show improvement, we may experience material adverse impacts to our business and operating results.

On November 10, 2008, Circuit City, a customer representing less than 5% of our sales, filed for Chapter 11 bankruptcy. We have assessed the impact of this bankruptcy filing on our business and accordingly recorded a charge to bad debt expense of $465,000 for the fiscal year ended March 31, 2009 in relation to this account.

Natural disasters or other events outside of our control may damage our facilities or the facilities of third parties on which we depend for the manufacture and distribution of our products.

Our North American distribution center and operational headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. All of our facilities may be subject to a variety of natural or man-made disasters. An earthquake or other event outside our control, such as power shortages, floods, fires, monsoons, other severe weather conditions, terrorism or other similar events, could disrupt our operations or damage or destroy our facilities. Any of these disruptions could impair the manufacture or distribution of products, damage inventory, interrupt critical functions or otherwise affect our business negatively, harming our business operations and future financial condition, results of operations or liquidity. In addition, if the facilities of our third-party product manufacturers are affected by similar activities beyond our control, our ability to obtain sufficient manufactured products could suffer or be impaired.

Our operations are vulnerable because we have limited redundancy and backup systems. Any failure of our data information systems could negatively impact our financial results.

Our internal order, inventory and product data management system is an electronic system through which we manage customer orders and product pricing, shipment, returns, among other matters. The continued and uninterrupted performance of our information systems is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. These interruptions, and resulting problems, could occur in the future. We have extremely limited ability and personnel to process purchase orders and manage product pricing and other matters in any manner other than through this electronic system. Any interruption or delay in the operation of this electronic system could cause a significant decline in our sales and profitability.

Our business is seasonal and our financial results vary from period to period.

The videogame and PC accessories industry is highly seasonal and our operating results vary substantially from period to period. We generate a substantial portion of our sales during the holiday season. The high level of seasonality causes us to take significant risks in the purchase of inventory for the holiday season. There can be no guarantee that our customers or we will sell all of our inventories. Excess inventory at year-end may result in financial losses from obsolescence, reserves, returns and markdowns.

Moreover, if expenses remain relatively fixed, but our revenues are less than anticipated in any quarter, our operating results would be adversely affected for that quarter. In addition, incurring unexpected expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of our common shares. We may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the share price.

We are constantly looking for opportunities to grow our business and diversify our product line. If we fail to successfully manage the expansion of our business, our sales may not increase commensurately with our capital investments, which would cause our profitability to decline.

The industry in which we compete is highly competitive. As a result, we look for opportunities to grow our business, including through the expansion of our product offerings. We plan to continue the diversification of our product line. Our new product offerings, including our complete lines of products for each of the next generation gaming systems, have required and will continue to require significant resources and management's close attention. In offering new products, our resources are likely to be strained because we have less experience in the new product categories. Our failure to successfully manage our planned product expansion could result in our sales not increasing commensurately with our capital investments, causing a decline in our profitability.

We may pursue additional acquisitions, which would subject our business to the risks associated with acquiring new business.

We may expand our operations or product offerings through the acquisition of additional businesses, products or technologies. Recent examples are the acquisitions of the Joytech assets and the Saitek business. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into our Company without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, some or all which could have a material adverse effect on our acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technology will be profitable or achieve anticipated revenues and income. Our failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Our operating results are exposed to changes in exchange rates.

We have net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Euro, the Canadian dollar, the Hong Kong dollar and the Chinese Yuan Renminbi ("CNY"). International sales primarily are generated by our subsidiaries in the United Kingdom, Germany and Canada, and are denominated typically in their local currency. The expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to change in exchange rates between the U.S. dollar and the Pound Sterling, the Euro, the Canadian dollar, the Hong Kong dollar and the CNY. We do not currently hedge our foreign exchange risk, which historically has not been significant. We will continue to monitor our exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, which may be significant from time to time.

Possible increase in value to Chinese currency vis-à-vis U.S. currency could have a material impact on the cost of our products.

Historically China's currency, the CNY, has been pegged to the U.S. dollar. On July 21, 2005, the government of China announced that the exchange rate of the CNY was appreciating against the U.S. dollar and that the CNY would thereafter have a more flexible exchange rate within a 0.3% band that would float against a basket of unidentified foreign currencies. On May 18, 2007, the People's Bank of China updated this policy and announced its decision to enlarge the floating band of the CNY trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. The administrative rules governing the floating band of the CNY trading prices against non-US dollar currencies in the inter-bank spot foreign exchange market and the spread between the CNY/U.S. dollar selling and buying prices quoted by the foreign exchange-designated banks remain unchanged.

The Chinese government may decide to change or abandon this new policy at its sole discretion at any time in the future. The recent appreciation of the CNY against the U.S. dollar and any additional appreciation in the exchange rate of the CNY against the U.S. dollar will increase our factory and production costs, including labor and certain raw materials that could have a material impact on the cost of our products and our results of operations.

Failure to attract, retain and motivate skilled personnel would have a material adverse effect on our results of operations, financial condition or liquidity.

Our ability to achieve our revenue and operating performance objectives will depend in large part on our ability to attract and retain qualified and highly skilled sales, marketing, operations, logistics, management, engineering and finance personnel. We compete for our personnel with other companies, and competition for such personnel is intense and is expected to remain so for the foreseeable future, particularly for those with relevant technical expertise. Failure to retain and expand our key employee population could adversely affect our business and operating results.

We are heavily dependent upon our senior management team. The continued availability of this team will be a major contributing factor to our future growth. In the event that any member of senior management becomes unavailable for any reason, we could be materially and adversely affected. We do not maintain key-man life insurance on our senior management.

Competition for market acceptance and retail shelf space and pricing competition affects our revenue and profitability.

The videogame and PC accessory market is highly competitive and the barriers to entry are low. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. If our products are not successful, our operations and profitability will be negatively impacted. Competition in the videogame accessory industry is based primarily upon:

- the availability of significant financial resources;
- the quality of products;
- reviews received for products from independent reviewers;

- access to retail shelf space;
- the success of the game console for which the products were developed;
- the price at which the products are sold; and
- the number of other competing products for the system for which the products were developed.

Some of our competitors, particularly the first-party manufacturers, enjoy competitive advantages over us, such as longer operating histories, larger technical staffs, more established and larger sales and marketing organizations, significantly greater financial and other resources, ability to respond more quickly to new or emerging technologies and changes in customer requirements or ability to establish or strengthen cooperative relationships with retailers, distributors and other marketers.

Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional acquisitions that may be less favorable than what we could otherwise establish or obtain, and thus could have a material adverse effect on our business, financial condition and results of operations. No assurance can be given that we will be able to compete effectively in our markets.

Any future terrorist attacks and other acts of violence or war may affect the demand for videogame and PC accessories, which may negatively affect our operations and financial results.

The continued threat of terrorism within the United States, Europe and the Middle East and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in the demand for videogame accessories, or our inability to effectively market our products, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations, financial condition and liquidity.

Volatility in the mass-market and consumer electronic retail sectors could have a material adverse effect on our sales.

We sell our products through a network of domestic and international mass-market and consumer electronics retailers, as well as some distributors, and our success depends on the continued viability and financial stability of these customers. The retail industry has historically been characterized by significant volatility, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. While we attempt to minimize the risks associated with this industry volatility, there is always a risk that one or more of our customers will experience economic difficulties or be acquired by competitors. If any of our customers cease doing business, it could have a material adverse effect on our sales and could significantly harm our business, financial condition and operating results.

Risk Factors Related to Our Internal Controls

If we fail to maintain an adequate system of internal controls, we may not be able to accurately report our financial results, which could cause current and potential shareholders to lose confidence in our financial reporting and in turn affect the trading price of our common stock.

Section 404 of the Sarbanes-Oxley Act and the related regulations require the management of public companies in the United States to evaluate and report on the companies' systems of internal control over financial reporting. In addition, our independent registered public accountants will be required to attest to and report on our management's evaluation beginning with our 2010 fiscal year. We have and will continue to incur significant expenses and management resources to comply with the requirements of Section 404 on an ongoing basis. We cannot be certain that the measures we have taken to assess, document, improve and validate through testing the adequacy of our internal control process over financial reporting will ensure that we maintain such adequate controls over our financial reporting process in the future. Failure to implement required new controls could cause us to fail to meet reporting obligations, which in turn could cause current and potential shareholders to lose confidence in our financial reporting. Inferior internal controls or the determination that our internal control over financial reporting is not effective might cause investors to lose confidence in our reported financial information, which could cause volatility in the market price of our shares.

Risk Factors Related to Our Shares

Penny stock rules may negatively impact the liquidity of our common stock.

Our common stock is subject to rules promulgated by the United States Securities and Exchange Commission (the "SEC") relating to "penny stocks," which apply to certain companies whose shares trade at less than $5.00 per share and which do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for our common stock. These rules could also have a detrimental effect upon our ability to raise funds through an offering of our common stock.

Volatility of share price and absence of dividends.

The market price of our common stock has been and is likely to be highly volatile. Many factors could have a significant adverse impact on the market price of our common stock, including:

- our or our competitors' announcements of technological innovations or new products by us or our competitors;
- governmental regulatory actions;
- developments with our strategic alliances and collaborators;
- developments concerning our proprietary rights or the proprietary rights of our competitors (including litigation);
- period-to-period fluctuations in our operating results;
- changes in estimates of our performance by securities analysts;
- market conditions for consumer technology stocks in general; and
- other factors not within our control.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

There can be no assurance that the holders or purchasers of our common stock will be able to resell their shares at prices equal to or greater than their cost.

The market price of our common stock could be subject to significant fluctuations in response to quarterly variations in our operating results, announcements of technological innovations through new products by us or our competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond our control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. There can be no assurance that the holders or purchasers of our common stock will be able to resell their shares at prices equal to or greater than their cost.

Investors may not be able to secure foreign enforcement of civil liabilities against management.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that we are organized under the laws of Canada, that some of our officers and directors are residents of a foreign country and that all, or a substantial portion, of such persons' assets are located outside of the United States. As a result, it may be difficult for holders of our common stock to affect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

MCI leases 16,000 square feet of office space for its headquarters at 7480 Mission Valley Road, Ste. 101, San Diego, California, 92108-4406. The lease is scheduled to expire on September 30, 2013.

MCI also leases a 95,000 square foot warehouse located at 12160 Philadelphia Street, Mira Loma, California, 91752-1188. The lease is scheduled to expire on June 30, 2009.

In March 2009, MCI entered into a lease for a 101,000 square foot warehouse located at 490 Nevada Street, Redlands, California, 92373 which will commence on July 1, 2009 and is scheduled to expire on June 30, 2015. This warehouse will replace the Mira Loma warehouse, whose lease will not be renewed upon expiration.

MCE leases business premises located at Office Unit 31 Shenley Pavilions, Shenley Wood, Milton Keynes, Buckinghamshire MK5 6LB. The lease is scheduled to expire on November 30, 2009.

MCE leases business premises in the United Kingdom located at Unit 4, West Point Row Great Park Road, Almondsbury, Bristol BS32 4QG. The lease is scheduled to expire on November 25, 2009. Part of the premises is subleased to a third party. The sublease is scheduled to expire on November 24, 2009.

MCIA leases business premises located at 138 ShaTin Rural Committee Road, Unit 1717-21, 17th Floor, Grand Central Plaza, Tower 2, ShaTin, New Territories, Hong Kong. The lease is scheduled to expire on September 30, 2011.

MCTD leases business premises in China located at 17/F., Jinwei Building, Shenzhen, Guangdong Province, PRC. The lease is scheduled to expire on February 14, 2010.

MCTD leases business premises in China located at Room 2201-2208, 22/F., GuanLiDa Mansion, 269 QianJin 1st Road, District 30, Bao An, Shenzhen, P.R.C. The lease is scheduled to expire on February 14, 2010.

Saitek Elektronik Vertriebs GmbH leases business premises in Germany located at Landsberger Str. 400, 81241 München. The lease is scheduled to expire on March 31, 2011.

Saitek SA leases business premises in France located at 21 Rue d'Hauteville Bte B 75010 Paris. The lease is scheduled to expire on June 23, 2011.

Management believes that our leased facilities are adequate for the near term. At present management is unaware of any environmental issues affecting any of our premises.

Item 3. ***Legal Proceedings***

On or about January 23, 2009, Michele Graham, a former employee of MCI, filed an action in the Superior Court of California in the County of San Diego, styled, Michele Graham v. Mad Catz, Inc., Case No. 37-2009-00081888 CU-WT-CTL. In her complaint, Ms. Graham claims she was improperly terminated based on her age. Ms. Graham has requested $73,500 in special damages and $5.65 million in punitive damages. Mad Catz disputes Ms. Graham's claims and intends to vigorously defend the action.

On or about March 5, 2009, Immersion Corporation filed an action against MCI alleging underpayment of royalties pursuant to several license agreements. The action was filed in the Superior Court of California in the

County of Santa Clara and is styled, Immersion Corporation v. Mad Catz, Inc., Case No. 109 CV 136562. Immersion claimed MCI owed unpaid royalties. Immersion and MCI agreed to settle the dispute for $300,000 to be paid out over a one year time period, and this amount was recorded in accrued liabilities as of March 31, 2009.

We may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record reserves in our financial statements for pending litigation. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matters could adversely impact our operating results or financial condition. Additionally, any litigation to which we may become subject could also require significant involvement of our senior management and may divert management's attention from our business and operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2009.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock commenced trading on the Toronto Stock Exchange ("TSX") in December 1995 under the symbol "GTR." Our common stock began trading on the American Stock Exchange ("AMEX") in the United States in September 1999 under the symbol "GIG." In September 2001, our common stock began trading on both the AMEX and the TSX under the symbol "MCZ" to reflect our name change to Mad Catz Interactive, Inc. The following table sets forth, for the fiscal quarters indicated, the high and low market prices for the Company's common stock on the AMEX and TSX:

	American Stock Exchange (U.S. $)		Toronto Stock Exchange (Canadian $)	
	High	Low	High	Low
Fiscal 2009				
Fourth Quarter	$0.45	$0.15	$0.50	$0.20
Third Quarter	0.61	0.25	0.62	0.25
Second Quarter	0.80	0.45	0.85	0.48
First Quarter	0.81	0.55	0.85	0.55
Fiscal 2008				
Fourth Quarter	1.23	0.56	1.20	0.53
Third Quarter	1.39	0.95	1.32	0.92
Second Quarter	1.50	0.86	1.56	0.87
First Quarter	1.65	0.76	1.75	0.83

Holders

The closing sales price of our common stock on the American Stock Exchange was $0.35 on June 23, 2009, and there were approximately 225 shareholders of record of our common stock as of that date.

Dividends

We have never declared or paid any dividends and do not expect to pay any dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Neither our Company nor any affiliated purchaser repurchased any of our equity securities during fiscal 2009.

The graph below compares the cumulative total shareholder return on the Common Stock of the Company from March 31, 2004 through and including March 31, 2009 with the cumulative total return on the S&P/TSX Composite Total Return Index, the AMEX Market Index and the stocks included in the Morningstar database under the Standard Industrial Code 3944 (Games & Toys, except Bicycles). The graph assumes the investment of $100 in the Company's Common Stock and in each of the indexes on March 31, 2004 and reinvestment of all dividends. Unless otherwise specified, all dates refer to the last day of each year presented. The stock price information shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MAD CATZ INTERACTIVE, INC., AMEX MARKET NDEX, S&P/TSX COMPOSITE INDEX AND SIC CODE INDEX



DOLLARS
350
300
250
200
150
100
50
0
Mad Catz Interactive, Inc.
SIC Code Index
AMEX Market Index
S&P/TSX Composite Total Return
3/31/2004
3/31/2005
3/31/2006
3/31/2007
3/31/2008
3/31/2009

ASSUMES $100 INVESTED ON MAR. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2009

	Fiscal Year Ended					
	3/31/2004	3/31/2005	3/31/2006	3/31/2007	3/31/2008	3/31/2009
Mad Catz Interactive, Inc.	$100.00	$225.00	$ 77.78	$115.28	$ 86.11	$ 43.19
SIC Code Index	100.00	107.70	101.10	130.59	116.41	77.93
AMEX Market Index	100.00	104.76	128.58	138.27	135.45	88.87
S&P/TSX Composite Total Return	100.00	113.93	146.32	163.04	169.56	114.58

Companies included in the Standard Industrial Code 3944 peer group include: Action Products International, Inc.; Corgi International Ltd. ADS; Exx Inc. (Class A and Class B Shares); GameTech International, Inc.; Gaming Partners; Hasbro, Inc.; Jakks Pacific, Inc.; LeapFrog Enterprises, Inc.; Mad Catz Interactive, Inc.; Mattel, Inc.; and RC2 Corporation.

Item 6. ***Selected Financial Data***

The summary of financial information set forth below is derived from and should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

The selected financial and operating data presented below should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" appearing elsewhere in this Annual Report on Form 10-K. Our statements of operations data for the years ended March 31, 2009, 2008 and 2007, and the balance sheet data at March 31, 2009 and 2008 are derived from the audited financial statements included elsewhere in this Annual Report on Form 10-K. The statements of operations data for the years ended March 31, 2006 and 2005 and the balance sheet data at March 31, 2007, 2006 and 2005 are derived from our audited financial statements that do not appear herein. Because of our acquisition of Saitek in November 2007, the consolidated statement of operations for the year ended March 31, 2008 only includes the results of the operations of Saitek since the date of the acquisition. Our historical results are not necessarily indicative of our results of operations to be expected in the future.

	Years Ended March 31,				
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except share and per share data)				
Consolidated Statements of Operations Data:					
Net sales	$ 112,563	$ 87,737	$ 99,797	$ 100,945	$ 112,146
Cost of sales	80,558	58,841	74,703	88,147	85,225
Gross profit	32,005	28,896	25,094	12,798	26,921
Operating expenses:					
Sales and marketing	13,216	10,304	8,923	12,252	10,053
General and administrative	14,968	11,004	8,244	7,915	6,998
Research and development	1,076	1,516	1,406	1,605	897
Goodwill impairment	27,887	—	—	—	—
Amortization	2,344	987	—	—	—
Total operating expenses	59,491	23,811	18,573	21,772	17,948
Operating income (loss)	(27,486)	5,085	6,521	(8,974)	8,973
Interest expense, net	(2,094)	(1,156)	(1,109)	(1,395)	(1,203)
Foreign exchange gain (loss), net	(462)	1,703	256	(765)	(582)
Other income	361	280	262	307	127
Income (loss) before income taxes	(29,681)	5,912	5,930	(10,827)	7,315
Income tax (expense) benefit	(2,933)	(2,744)	(2,225)	4,174	(2,733)
Net income (loss)	$ (32,614)	$ 3,168	$ 3,705	$ (6,653)	$ 4,582
Net income (loss) per share — basic	$ (0.59)	$ 0.06	$ 0.07	$ (0.12)	$ 0.09
Net income (loss) per share — diluted	$ (0.59)	$ 0.06	$ 0.07	$ (0.12)	$ 0.08
Shares used in calculation:					
Basic	55,088,960	54,843,688	54,244,383	54,244,383	53,506,289
Diluted	55,088,960	55,314,438	55,036,591	54,244,383	54,481,162
Consolidated Selected Balance Sheet Data:					
Cash	$ 2,890	$ 5,230	$ 2,350	$ 1,607	$ 1,085
Working capital	4,697	8,789	14,351	6,089	15,601
Goodwill and intangible assets, net	13,585	44,024	19,331	24,997	24,893
Total assets	55,601	91,321	55,218	68,735	79,136
Bank loan	13,272	11,470	1,345	8,581	12,100
Convertible notes payable including interest	16,051	14,901	—	—	—
Total shareholders' equity	6,417	41,315	37,227	36,852	42,903

EBITDA RECONCILIATION (Unaudited)

EBITDA, a non-GAAP financial measure, represents net income before interest, taxes, depreciation and amortization. Prior to the third quarter of fiscal 2009, we had not recorded any goodwill impairment charges. To address the goodwill impairment charge recorded in fiscal 2009, we modified the calculation to exclude this non-operating, non-cash charge and defined the result as "Adjusted EBITDA". We believe this to be a more meaningful measurement of performance than the previously calculated EBITDA. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it being presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. As defined, Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We believe, however, that in addition to the performance measures found in our financial statements, Adjusted EBITDA is a useful financial performance measurement for assessing our Company's operating performance. Our management uses Adjusted EBITDA as a measurement of operating performance in comparing our performance on a consistent basis over prior periods, as it removes from operating results the impact of our capital structure, including the interest expense resulting from our outstanding debt, and our asset base, including depreciation and amortization of our capital and intangible assets. In addition, Adjusted EBITDA is an important measure for our lender. We calculate Adjusted EBITDA as follows (in thousands):

	Years Ended March 31,				
	2009	2008	2007	2006	2005
	(In thousands of US dollars)				
Net income (loss)	$(32,614)	$3,168	$3,705	$(6,653)	$ 4,582
Adjustments:					
Interest expense	2,094	1,156	1,109	1,395	1,203
Income tax expense (benefit)	2,933	2,744	2,225	(4,174)	2,733
Depreciation and amortization	4,193	2,910	1,938	1,904	1,852
EBITDA	(23,394)	9,978	8,977	(7,528)	10,370
Goodwill impairment	27,887	—	—	—	—
Adjusted EBITDA	$ 4,493	$9,978	$8,977	$(7,528)	$10,370

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section contains forward-looking statements involving risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set out in Part I General Information, Item 1A Risk Factors elsewhere in this Annual Report. The following discussion should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this Annual Report.

Overview

Our Business

We are a leading provider of videogame accessories, PC game accessories, PC input devices, multimedia audio products, chess and intelligent games and videogames primarily marketed under the Mad Catz, Saitek, GameShark and Joytech brands. We also produce for selected customers a limited range of products which are marketed on a "private label" basis. We design, manufacture (primarily through third parties in Asia), market and distribute accessories for all major videogame platforms, the PC and, to a lesser extent the iPod and other audio devices. Our products include control pads, steering wheels, joysticks, memory cards, video cables, light guns, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. We also market videogame enhancement products and publish videogames.

In September 2007, we acquired certain assets of Joytech from Take-Two Interactive Software, Inc. (NASDAQ: TTWO) for approximately $3 million. The assets acquired included inventories, property and equipment and intangible assets such as trademarks, customer relationships and product lines.

In November 2007, we acquired all of the outstanding stock of a private holding company that owns Saitek, a leading provider of PC game accessories, PC input devices, multimedia audio products, chess and intelligent games, for approximately $33.5 million, including transaction costs and restructuring accruals totaling $3.2 million. We acquired all of Saitek's net tangible and intangible assets, including trademarks, tradenames, customer relationships and product lines.

Seasonality and Fluctuation of Sales

We generate a substantial percentage of our net sales in the last three months of every calendar year, our fiscal third quarter. Our quarterly results of operations can be expected to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on our sales; unpredictable consumer preferences and spending trends; the introduction of new videogame platforms; the need to increase inventories in advance of our primary selling season; and timing of introductions of new products. See further discussion and sales by quarter under "Net Sales" below.

Foreign Currency

Approximately 42% of our annual sales are transacted outside the United States. The majority of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. To date we have not hedged against foreign currency exposure and we cannot predict the effect foreign currency fluctuations will have on us in the future.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

We evaluate the recognition of revenue based on the applicable provisions of Staff Accounting Bulletin No. 104, *Revenue Recognition.* Accordingly, we recognize revenue when each of the following have occurred (1) there is persuasive evidence that an arrangement with our customer exists, which is generally a customer purchase order, (2) the products are delivered, which generally occurs when the products are shipped and risk of loss has been transferred to the customer, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed reasonably assured. Our payment arrangements with customers typically provide net 30 and 60-day terms. All of our arrangements are single element arrangements and there are no undelivered elements after the point of shipment.

Revenues from sales to authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for volume rebates and cooperative advertising. Allowances for price protection are recorded when the price protection program is offered. Allowances for estimated future returns and cooperative advertising are provided for upon recognition of revenue. Such amounts are estimated and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as either operating expenses or a reduction of sales in accordance with EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).*

Customer Marketing Programs

We record allowances for customer marketing programs, including certain rights of return, price protection, volume-based cash incentives and cooperative advertising. The estimated cost of these programs is accrued as a reduction to revenue or as an operating expense in the period we sell the product or commit to the program. Significant management judgments and estimates must be used to determine the cost of these programs in any accounting period.

We grant limited rights of return for certain products. Estimates of expected future product returns are based on analyses of historical returns and information regarding inventory levels and the demand and acceptance of our products by the end consumer.

Consistent with industry standards and practices, on a product-by-product basis by customer, we allow price protection credits to be issued to retailers in the event of a subsequent price reduction. In general, price protection refers to the circumstances when we elect to decrease the price of a product as a result of reduction in competitive prices and issue credits to our customers to protect the customers from lower profit margins on their then current inventory of the product. The decision to effect price reductions is influenced by retailer inventory levels, product lifecycle stage, market acceptance, competitive environment and new product introductions. Credits are issued based upon the number of units that customers have on hand at the date of the price reduction. Upon approval of a price protection program, reserves for the estimated amounts to be reimbursed to qualifying customers are established. Reserves are estimated based on analyses of qualified inventories on hand with retailers and distributors.

We enter into cooperative advertising arrangements with many of our customers allowing customers to receive a credit for various advertising programs. The amounts of the credits are based on specific dollar-value programs or a percentage of sales, depending on the terms of the program negotiated with the individual customer. The objective of these programs is to encourage advertising and promotional events to increase sales of our products. Accruals for the estimated costs of these advertising programs are recorded based on the specific negotiations with individual customers in the period in which the revenue is recognized. We regularly evaluate the adequacy of these cooperative advertising program accruals.

We also offer volume rebates to several of our customers and record reserves for such rebates as a reduction of revenue at the time revenue is recognized. Estimates of required reserves are determined based on programs negotiated with the specific customers.

Future market conditions and product transitions may require us to take action to increase customer programs and incentive offerings that could result in incremental reductions to revenue or increased operating expenses at the time the incentive is offered.

Allowance for Doubtful Accounts

We sell our products in the United States and internationally primarily through retailers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers' financial condition and by purchasing credit insurance on European accounts receivable balances.

We regularly evaluate the collectability of our accounts receivable, and we maintain an allowance for doubtful accounts which we believe is adequate. The allowance is based on management's assessment of the collectability of specific customer accounts, including their credit worthiness and financial condition, as well as historical experience with bad debts, receivables aging and current economic trends.

Our customer base is highly concentrated and a deterioration of a significant customer's financial condition, or a decline in the general economic conditions could cause actual write-offs to be materially different from the estimated allowance. As of March 31, 2009, one customer, Gamestop, represented 33% of total accounts receivable. The customers comprising the ten highest outstanding trade receivable balances accounted for approximately 76% of total accounts receivables as of March 31, 2009. If any of these customer's receivable balances should be deemed uncollectible, we would have to make adjustments to our allowance for doubtful accounts, which could have a significant adverse effect on our financial condition and results of operations in the period the adjustments are made.

Inventory Valuation

We value inventories at the lower of cost or market value. If the estimated market value is determined to be less than the recorded cost of the inventory, a provision is made to reduce the carrying amount of the inventory item. Determination of the market value may be complex, and therefore, requires management to make assumptions and to apply a high degree of judgment. In order for management to make the appropriate determination of market value, the following items are commonly considered: inventory turnover statistics, inventory quantities on hand in our facilities and customer inventories, unfilled customer order quantities, forecasted consumer demand, current retail prices, competitive pricing, seasonality factors, consumer trends and performance of similar products or accessories. Subsequent changes in facts or circumstances do not result in the reversal of previously recorded reserves.

We have not made any significant changes in the methodology or assumptions used to establish our inventory reserves as reported during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a significant change in the future methodology or assumptions we use to calculate our inventory reserves. However, if our estimates regarding market value are inaccurate, or changes in consumer demand affect specific products in an unforeseen manner, we may be exposed to additional increases in our inventory reserves that could be material.

Valuation of Goodwill

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"), we perform an annual impairment review at the reporting unit level during the fourth quarter of each fiscal year or more frequently if we believe indicators of impairment are present. SFAS No. 142 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We performed step one of the annual goodwill impairment test in the fourth quarter of fiscal year 2008 and determined that the fair value of our reporting unit exceeded its net book value. Therefore, step two was not required. Given a prolonged decline in the market capitalization of the Company, an additional goodwill impairment test was performed in the third quarter of fiscal year 2009 at which time it was determined impairment did exist. Accordingly, the Company performed the step two analysis and recorded an impairment charge of $27.9 million during the year ended March 31, 2009. Significant judgments are required to estimate the fair value of our reporting unit and we assess its fair value based on a review of our market capitalization and control premium, as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and our weighted average cost of capital.

Share-Based Payments

Effective April 1, 2006, we adopted the provisions of SFAS No. 123R, *Share-Based Payment,* which established accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The expected life of the options is based on a number of factors, including historical exercise experience, the vesting term of the award, the expected volatility of our stock and an employee's average length of service. The expected volatility is estimated based on the historical volatility (using daily pricing) of our stock. The risk-free interest rate is determined on a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the stock options. In accordance with SFAS No. 123R, we reduce the calculated Black-Scholes value by applying a forfeiture rate, based upon historical pre-vesting option cancellations. Estimated forfeitures are reassessed at each balance sheet date and may change based on new facts and circumstances.

Valuation of Deferred Income Taxes

We record valuation allowances to reduce our deferred tax assets to an amount that we believe is more likely than not to be realized. We consider estimated future taxable income and ongoing prudent and feasible tax planning strategies, including reversals of deferred tax liabilities, in assessing the need for a valuation allowance. If we were to determine that we will not realize all or part of our deferred tax assets in the future, we would make an adjustment to the carrying value of the deferred tax asset, which would be reflected as income tax expense. Conversely, if we were to determine that we will realize a deferred tax asset, which currently has a valuation allowance, we would reverse the valuation allowance which would be reflected as an income tax benefit or as an adjustment to stockholders' equity, for tax assets related to stock options, or goodwill, for tax assets related to acquired businesses.

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the Internal Revenue Service or other taxing jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Net Sales

From a geographical perspective, our net sales for the fiscal years ended March 31, 2009 and 2008 were as follows (in thousands):

	Year Ended March 31, 2009		Year Ended March 31, 2008			
	Net Sales	% of Total	Net Sales	% of Total	$ Change	% Change
United States	$ 65,003	58%	$52,129	59%	$12,874	24.7%
Europe	41,442	37%	31,257	36%	10,185	32.6%
Canada	1,974	2%	2,806	3%	(832)	(29.7)%
Other countries	4,144	3%	1,545	2%	2,599	168.2%
Consolidated net sales	$112,563	100%	$87,737	100%	$24,826	28.3%

Net sales in fiscal 2009 increased 28.3% from fiscal 2008. Net sales in the United States increased $12.9 million over the prior year primarily due to a full year of sales related to the Saitek acquisition being included in the fiscal 2009 results and the release of new products. Due to the cyclical nature of the gaming console industry we believe that the sales of current generation accessories will continue to increase compared to the prior generation products as current generation consoles reach full adoption and more demand is driven by the release of current generation games. In fiscal year 2009 we did not have a license to manufacture wireless control pads for the Xbox 360 or controllers for Nintendo's Wii, the leading console gaming platforms. As a result of this circumstance, sales of control pads decreased both in absolute dollars and as a percentage of sales. In the United States sales of products for the PlayStation 2 and Xbox have declined in fiscal 2009 compared to fiscal 2008, partially offset by an increase in sales of products for the Xbox 360, PlayStation 3 and the Wii. Net sales in Europe increased $10.2 million primarily due to a full year of sales related to the acquisition of Saitek being included in the fiscal 2009 results. Sales also increased due to the continued expansion of market penetration of our console videogame peripherals products.

Net sales in Canada declined by $0.8 million primarily due to a decline in core product sales (primarily non-licensed control pads) to existing customers, as well as the Company's elimination of low margin and unprofitable product placements.

Net sales to other countries increased by $2.6 million, primarily due to a full year of sales related to the acquisition of Saitek being included in the fiscal 2009 results.

Our sales by quarter were as follows (in thousands):

	Year Ended March 31, 2009		Year Ended March 31, 2008	
	Net Sales	% of Total	Net Sales	% of Total
1st quarter	$ 23,226	21%	$14,631	17%
2nd quarter	25,750	23%	16,876	19%
3rd quarter	40,817	36%	34,316	39%
4th quarter	22,770	20%	21,914	25%
Total	$112,563	100%	$87,737	100%

In fiscal 2009, first quarter sales included the launch of the Wii Fit silicone cover, second quarter sales included the launch of the *Rock Band* Fender Precision bass replica for the Xbox 360, third quarter sales included the launch of the universal *Rock Band 2* Double Cymbal expansion pack and fourth quarter included the launch of the Fight Pad, Fight Stick and Tournament Edition Fight Stick for use with the *Street Fighter IV* games. In fiscal 2008, first quarter sales included the launch of the Bluetooth headset for the PlayStation 3, second quarter sales included *Halo 3* licensed products, third quarter sales included the launch of our racing wheel for the PlayStation 3, as well as licensed products for *Assassin's Creed* and *Mass Effect* and the fourth quarter did not include any material new product launches.

Our sales by product group are as follows:

	Year Ended March 31, 2009	Year Ended March 31, 2008
PC	31%	15%
Xbox 360	19%	17%
Handheld Consoles(a)	17%	18%
Wii	15%	6%
PlayStation 3	8%	13%
PlayStation 2	3%	12%
GameCube	2%	7%
Xbox	1%	4%
All others	4%	8%
Total	100%	100%

(a) Handheld consoles include Sony PSP and Nintendo Game Boy Advance, Game Boy Advance SP, DS, DS Lite and Micro.

Our sales by product category are as follows:

	Year Ended March 31, 2009	Year Ended March 31, 2008
Personal computer products	31%	15%
Accessories	29%	17%
Control pads	23%	30%
Bundles	7%	14%
Games(b)	1%	4%
Steering wheels	1%	3%
Memory	1%	3%
All others	7%	14%
Total	100%	100%

(b) Games category includes GameShark videogame enhancement products in addition to videogames with related accessories.

Gross Profit

Gross profit is defined as net sales less cost of sales. Cost of sales consists of product costs, cost of licenses and royalties, cost of freight-in and freight-out and distribution center costs, including depreciation and other overhead costs.

The following table presents net sales, cost of sales and gross profit for fiscal years ended March 31, 2009 and 2008 (in thousands):

	Year Ended March 31,					
	2009		2008			
	Amount	% of Net Sales	Amount	% of Net Sales	$ Change	% Change
Net sales	$112,563	100.0%	$87,737	100.0%	$24,826	28.3%
Cost of sales	80,558	71.6%	58,841	67.1%	21,717	36.9%
Gross profit	$ 32,005	28.4%	$28,896	32.9%	$ 3,109	10.8%

Gross profit in fiscal 2009 increased 10.8% from fiscal 2008, and gross profit as a percentage of net sales decreased to 28.4% in fiscal 2009 from 32.9% in fiscal 2008. The decrease in gross profit margin was predominately due the increased value of the U.S. dollar which decreased gross margin by approximately 4.4 percentage points. The remaining decrease in gross margin is attributable to a variety of small factors. Absent significant change in the value of the U.S. dollar, we expect our gross profit margin to stay within a reasonable range of plus or minus two and one-half points of our fiscal 2009 gross margin.

Operating Expenses

Operating expenses for fiscal years ended March 31, 2009 and 2008 were as follows (in thousands):

	March 31, 2009	% of Net Sales	March 31, 2008	% of Net Sales	$ Change	% Change
Sales and marketing	$13,216	11.7%	$10,304	11.8%	$ 2,912	28.3%
General and administrative	14,968	13.3%	11,004	12.5%	3,964	36.0%
Research and development	1,076	1.0%	1,516	1.7%	(440)	(29.0)%
Goodwill impairment	27,887	24.8%	—	—	27,887	100.0%
Amortization of intangibles	2,344	2.1%	987	1.1%	1,357	137.5%
Total operating expenses	$59,491	52.9%	$23,811	27.1%	$35,680	149.8%

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of payroll, commissions, participation at trade shows and travel costs for our worldwide sales and marketing staff, advertising and costs of operating our GameShark.com website. The increase in sales and marketing expense of $2.9 million is primarily due to a full year of expense related to the Saitek and Joytech operations being included in the fiscal 2009 results, which accounted for $2.9 million of the increase, and the fact that a significant portion of sales and marketing expense is variable to sales. Sales and marketing expenses as a percentage of net sales remained relatively flat from fiscal year 2008 to fiscal year 2009. We expect sales and marketing expenses as a percentage of net sales in fiscal 2010 to decline modestly.

General and Administrative. General and administrative expenses include salaries and benefits for our executive and administrative personnel, facilities costs and professional services, such as legal and accounting, and bad debt expense. The increase in general and administrative expenses of $4.0 million is primarily due to a full year of expense related to the Saitek operations being included in the fiscal 2009 results which accounted for $2.2 million of the increase, increased employee related expenses at our U.S. subsidiary which accounted for $0.7 million of the increase, higher accounting fees which accounted for $0.5 million of the increase and bad debt expense, principally related to the Circuit City bankruptcy, which accounted for $0.5 million of the increase. We expect general and administrative expenses as a percentage of net sales in fiscal 2010 to decline.

Research and Development. Research and development expenses include the costs of developing and enhancing new and existing products in addition to the costs of developing games. The decrease in research and development is primarily due to decreased videogame development costs as we had no videogame game titles in development during the period.

Goodwill Impairment. Given a prolonged decline in the market capitalization of the Company noted through the third quarter of fiscal year 2009, which is the Company's strongest quarter given its seasonality, a goodwill impairment test was performed, at which time it was determined an impairment did exist. Accordingly, the Company performed the step two analysis and recorded an impairment charge of $27.9 million during the year ended March 31, 2009.

Amortization of Intangibles. Amortization of intangibles increased due to a full year of amortization of the Joytech and Saitek intangibles being recorded in fiscal 2009.

Interest Expense, Foreign Exchange Gain and Other Income

Interest expense, foreign exchange gain (loss) and other income for fiscal years ended March 31, 2009 and 2008 was as follows (in thousands):

	March 31, 2009	% of Net Sales	March 31, 2008	% of Net Sales	$ Change	% Change
Interest expense	$(2,094)	1.9%	$(1,156)	1.3%	$ (938)	(81.1)%
Foreign exchange (loss) gain	$ (462)	0.4%	$ 1,703	1.9%	$(2,165)	(127.1)%
Other income	$ 361	0.3%	$ 280	0.3%	$ 81	28.9%

Interest expense in fiscal 2009 increased from the prior year due to an increase in total debt outstanding attributable to financing the Saitek acquisition, partly offset by a decline in the line of credit interest rate during the period. The foreign exchange loss in fiscal 2009 compared to the fiscal 2008 gain resulted primarily from the loss in relative value between the British pound and the Euro against the U.S. dollar. Other income primarily consisted of advertising income from our GameShark.com website. Other income is materially consistent year to year.

Provision for Income Taxes

Income tax expense for fiscal years ended March 31, 2009 and 2008 was as follows (in thousands):

March 31, 2009	Effective Tax Rate	March 31, 2008	Effective Tax Rate	$ Change	% Change
$2,933	(9.9)%	$2,744	46.4%	$189	6.9%

The Company's effective tax rate is a blended rate for different jurisdictions in which the Company operates. Our effective tax rate fluctuates depending on the composition of our taxable income between the various jurisdictions in which we do business, including our U.S. operating company, and our Canadian and French entities for which we provide full valuation allowances against their losses. The decrease in effective tax rate in fiscal 2009 versus fiscal 2008 is primarily a result of the impact of the non-deductible goodwill impairment charge and the recognition of a valuation allowance on our U.S. deferred tax assets in fiscal 2009.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net Sales

From a geographical perspective, our net sales for the fiscal years ended March 31, 2008 and 2007 were as follows (in thousands):

	Year Ended March 31, 2008		Year Ended March 31, 2007			
	Net Sales	% of Total	Net Sales	% of Total	$ Change	% Change
United States	$52,129	59%	$71,168	71%	$(19,039)	(26.8)%
Europe	31,257	36%	22,163	22%	9,094	41.0%
Canada	2,806	3%	6,355	7%	(3,549)	(55.8)%
Other countries	1,545	2%	111	0%	1,434	1,291.9%
Consolidated net sales	$87,737	100%	$99,797	100%	$(12,060)	(12.1)%

Net sales in fiscal 2008 decreased 12.1% from fiscal 2007. Net sales in the United States decreased $19.0 million over the prior year primarily due to our continuing efforts to reduce sales of low margin and unprofitable products and declines in sales of accessories relating to the prior generation videogame console platforms. The sales decline was partially offset by increased sales of accessories relating to current generation videogame console platforms. Due to the cyclical nature of the gaming console industry we believe that the sales of current generation accessories will continue to increase compared to the prior generation products as current generation consoles reach full adoption and more demand is driven by the release of current generation games. We do not currently have a license to manufacture wireless control pads for the Xbox 360 or controllers for Nintendo's Wii, to date the leading console gaming platforms. As a result, sales of control pads decreased both in absolute dollars and as a percentage of sales. In the United States sales of products for the PlayStation 2 and Xbox declined, partially offset by an increase in sales of products for the Xbox 360, PlayStation 3 and the Wii. The decline in consolidated net sales was also partially offset by a 16.3% increase in sales due to the Saitek acquisition.

Net sales in Europe increased $9.1 million primarily due to the acquisition of Saitek, which accounted for 73% of the increase. Sales also increased due to the continued expansion of market penetration by the Mad Catz and Joytech product lines.

Net sales in Canada declined by $3.5 million primarily due to a decline in core product sales (primarily non-licensed control pads) to existing customers, as well as the Company's elimination of low margin and unprofitable product placements.

Net sales to other countries increased by $1.4 million, primarily due to the acquisition of Saitek which accounted for 106% of the increase offset by a decrease of 6% attributable to MCI.

Our sales by quarter were as follows (in thousands):

	Year Ended March 31, 2008		Year Ended March 31, 2007	
	Net Sales	**% of Total**	**Net Sales**	**% of Total**
1st quarter	$14,631	17%	$18,163	18%
2nd quarter	16,876	19%	25,797	26%
3rd quarter	34,316	39%	36,474	37%
4th quarter	21,914	25%	19,363	19%
Total	$87,737	100%	$99,797	100%

In fiscal 2008, first quarter sales included the launch of the Bluetooth headset for the PlayStation 3, second quarter sales included *Halo* 3 licensed products, third quarter sales included the launch of our racing wheel for the PlayStation 3, as well as licensed products for *Assassin's Creed* and *Mass Effect* and fourth quarter did not include any material new product launches. In fiscal 2007, first quarter sales included the launch of the *Real World Golf 2* videogame and accessory, third quarter sales included the *Gears of War* faceplate accessory and fourth quarter sales included the launch of our wireless control pads for PlayStation 3.

Our sales by product group are as follows:

	Year Ended March 31,	
	2008	2007
PlayStation 2	12%	27%
PlayStation 3	13%	4%
Xbox	4%	11%
Xbox 360	17%	16%
GameCube	7%	11%
Wii	6%	2%
Handheld Consoles(a)	18%	14%
PC	15%	0%
All others	8%	15%
Total	100%	100%

(a) Handheld consoles include Sony PSP and Nintendo Game Boy Advance, Game Boy Advance SP, DS, DS Lite and Micro.

Our sales by product category are as follows:

	Year Ended March 31,	
	2008	2007
Control pads	30%	41%
Bundles	14%	10%
Games(b)	4%	13%
Accessories	17%	13%
Steering wheels	3%	5%
Memory	3%	3%
Personal computer products	15%	0%
All others	14%	15%
Total	100%	100%

(b) Games includes GameShark videogame enhancement products in addition to videogames with related accessories.

Gross Profit

Gross profit is defined as net sales less cost of sales. Cost of sales consists of product costs, cost of licenses and royalties, cost of freight-in and freight-out and distribution center costs, including depreciation and other overhead costs.

The following table presents net sales, cost of sales and gross profit for fiscal years ended March 31, 2008 and 2007 (in thousands):

	Year Ended March 31,					
	2008		2007			
	Amount	% of Net Sales	Amount	% of Net Sales	$ Change	% Change
Net sales	$87,737	100.0%	$99,797	100.0%	$(12,060)	(12.1)%
Cost of sales	58,841	67.1%	74,703	74.9%	(15,862)	(21.2)%
Gross profit	$28,896	32.9%	$25,094	25.1%	$ 3,802	15.2%

Gross profit in fiscal 2008 increased 15.2% from fiscal 2007, and gross profit as a percentage of net sales increased to 32.9% in fiscal 2008, from 25.1% in fiscal 2007. The increase in gross profit margin was largely due to a reduction in sales of low margin and unprofitable products and an increase in sales of higher margin products, which increased margins by approximately 8 percentage points. A reduction in royalty and license expenses increased profit margin by approximately 1 percentage point. A reduction in freight expense due to a higher mix of direct imports to customers and renegotiated shipping rates increased profit margin by approximately 1 percentage point. These increases in profit margin were partially offset by a reduction in cost credits received due to a decrease in goods returned to vendors in fiscal 2008, which decreased profit margin by approximately 2 percentage points. The increases were further reduced by a rise in distribution handling cost in Europe causing a 1 percentage point decrease in profit margin and an increase of obsolete and scrap inventory expense decreased profit margin by half of a percentage point. There was an increase in the gross profit margin of approximately 1 percentage point due to the Saitek acquisition, as Saitek's products historically have generated a higher gross profit margin than Mad Catz.

Operating Expenses

Operating expenses for fiscal years ended March 31, 2008 and 2007 were as follows (in thousands):

	March 31, 2008	% of Net Sales	March 31, 2007	% of Net Sales	$ Change	% Change
Sales and marketing	$10,304	11.8%	$ 8,923	8.9%	$1,381	15.5%
General and administrative	11,004	12.5%	8,244	8.3%	2,760	33.5%
Research and development	1,516	1.7%	1,406	1.4%	110	7.8%
Amortization of intangibles	987	1.1%	—	0.0%	987	100%
Total operating expenses	$23,811	27.1%	$18,573	18.6%	$5,238	28.2%

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of payroll, commissions, promotions, participation at trade shows and travel costs for our worldwide sales and marketing staff, advertising and costs of operating our GameShark.com website. The increase in sales and marketing expense of 15.5% is due to the Saitek acquisition. The increase in sales and marketing expense as a percentage of net sales is due to an increase in the fixed portion of these expenses in a period in which sales declined on a year-over-year basis. Excluding the impact of the Saitek acquisition, sales and marketing expenses declined 9.1%, largely due to decreased cooperative advertising expenses which are formulaically tied to sales volume, partially offset by higher salary expenses relating to an increase in the Mad Catz European sales force and the hiring of a new Director of Marketing in the United States.

General and Administrative. General and administrative expenses include salaries and benefits for our executive and administrative personnel, facilities costs and professional services, such as legal and accounting. The increase in general and administrative expenses of 33.5% is primarily due to the Saitek acquisition, which accounted for 69.7% of the increase. Also contributing to the increase were higher accruals pursuant to the executive and non-executive incentive compensation plans adopted by the Board of Directors, higher fees due to our first year of compliance with Sarbanes-Oxley and higher professional fees related to our integration of the Saitek acquisition. Offsetting these increases was a 1.1% decrease in general and administrative expenses due to lower legal expenses resulting from less litigation activity during fiscal 2008 compared to fiscal 2007.

Research and Development. Research and development expenses include the costs of developing and enhancing new and existing products in addition to the costs of developing games. The increase in research and development is primarily a result of the acquisition of Saitek, partially offset by decreased videogame development costs as we had no videogame game titles in development during the period.

Amortization of Intangibles. Amortization of intangibles increased due to the acquisitions of Joytech and Saitek.

Interest Expense, Foreign Exchange Gain and Other Income

Interest expense, foreign exchange gain and other income for fiscal years ended March 31, 2008 and 2007 was as follows (in thousands):

	March 31, 2008	% of Net Sales	March 31, 2007	% of Net Sales	$ Change	% Change
Interest expense	$(1,156)	1.3%	$(1,109)	1.1%	$ (47)	4.2%
Foreign exchange gain	$ 1,703	1.9%	$ 256	0.3%	$1,447	565.2%
Other income	$ 280	0.3%	$ 262	0.3%	$ 18	6.9%

Interest expense in fiscal 2008 increased from the prior year due to an increase in total debt outstanding attributable to financing the Saitek acquisition, partly offset by a decline in the average balance of our line of credit for working capital needs and a decline in the line of credit interest rate during the period. The increase in foreign exchange gain in fiscal 2008 compared to fiscal 2007 results primarily from the gain in relative value between the British pound, the functional currency of our MCE entity, and the Euro, the currency used by a significant number of its customers. The currency fluctuations against the U.S. dollar during the year also contributed to this gain. Other income primarily consists of advertising income from our GameShark.com website.

Provision for Income Taxes

Income tax expense for fiscal years ended March 31, 2008 and 2007 was as follows (in thousands):

March 31, 2008	Effective Tax Rate	March 31, 2007	Effective Tax Rate	$ Change	% Change
$2,744	46.4%	$2,225	37.5%	$519	23.3%

The Company's effective tax rate is a blended rate for different jurisdictions in which the Company operates. Our effective tax rate fluctuates depending on the composition of our taxable income between the various jurisdictions in which we do business, including our Canadian subsidiary and specific Saitek subsidiaries, for which we provide full valuation allowances against their losses. The increase in effective tax rate in fiscal 2008 versus fiscal 2007 is a direct reflection of having a higher mix of business in higher tax rate jurisdictions, as well as an increase in expenses at our Canadian holding company, which are not deductible for US financial reporting or tax purposes.

Impact of Recently Issued Accounting Standards

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 157-2, which delays the effective date of Statement of Financial Accounting Standards ("SFAS") No. 157 *Fair Value Measurements* ("SFAS No. 157") for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008, which will be the Company's fiscal year 2010. The Company is currently evaluating the financial impact that FSP FAS. 157-2 will have, but expects that the financial impact, if any, will not be material on its Consolidated Financial Statements.

In October 2008, the FASB issued FSP FAS 157-3, which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon its issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Company's Consolidated Financial Statements.

In April 2009, the FASB issued FSP FAS 157-4, which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, which is the Company's first quarter of fiscal 2010. The Company is currently evaluating the financial impact that FSP FAS. 157-4 will have, but expects that the financial impact, if any, will not be material on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141R *Business Combinations* ("SFAS No. 141R"), which establishes the principles and requirements for how an acquirer in a business combination (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB issued FSP FAS 141R-1, which amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141R and FSP FAS 141R-1 are effective beginning with the Company's fiscal 2010. The impact of the adoption of SFAS No. 141R and FSP FAS 141R-1 on the Company's results of operations and financial position will depend on the nature and extent of business combinations that it completes, if any, in or after fiscal 2010.

In April 2008, the FASB issued FSP FAS 142-3, which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, which will be the Company's fiscal year 2010. The impact of the adoption of FSP FAS 142-3 on the Company's results of operations and financial position will depend on the nature and extent of business combinations that it completes, if any, in or after fiscal 2010.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which extends the requirement for publicly traded companies to disclose the fair value of its financial instruments in interim periods or whenever it issues summarized financial information, as well as in its annual financial statements. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009, which is the Company's first quarter of fiscal 2010. The Company is currently evaluating the financial impact that FSP FAS 107-1 and APB 28-1 will have, but expects that the financial impact, if any, will not be material on its Consolidated Financial Statements.

Liquidity and Capital Resources

Sources of Liquidity

Historically we have funded our operations primarily from cash generated from operations, a revolving line of credit (as discussed below) and proceeds from employee stock option exercises. At March 31, 2009, available cash was approximately $2.9 million compared to cash of approximately $5.2 million at March 31, 2008 and $2.4 million at March 31, 2007.

We maintain a Credit Facility (the "Credit Facility") with Wachovia Capital Finance Corporation (Central) ("Wachovia") under a revolving line of credit subject to the availability of eligible collateral (accounts receivable and inventories), which changes throughout the year. On June 23, 2009, we extended the term of the Credit Facility, due to expire on October 30, 2009, until October 31, 2012. As part of extending the term, the Company chose to reduce the amount of the Credit Facility from $35 million to $30 million. We believe the reduced amount provides us working capital sufficient for our foreseeable business needs and at the same time will reduce our closing and unused line fees costs associated with the loan. The line of credit accrues interest on the daily outstanding balance at the U.S. prime rate plus 0.75% per annum through June 30, 2009 after which interest will accrue at the U.S. prime rate plus 2.00% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. At March 31, 2009 the interest rate was 3.5%. The Company is also required to pay a monthly service fee of $1,000, increasing to $2,000 as of June 23, 2009, and an unused line fee equal to 0.25% of the unused portion of the loan, increasing to 0.50% on July 1, 2009. Borrowings under the Credit Facility are secured by a first priority interest in the inventories, equipment, accounts receivable and investment properties of Mad Catz, Inc. ("MCI") and by a pledge of all of the capital stock of the Company's subsidiaries and is guaranteed by the Company. See Note 7 to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this Form 10-K.

On November 20, 2007, we issued to the seller of Saitek $14,500,000 of convertible notes ("Saitek Notes") as part of the consideration relating to that acquisition. On June 24, 2009, the terms of the Saitek Notes were amended as follows. The maturity of the Saitek Notes was extended to March 31, 2019 with annual principal and interest payments of $2,400,000 due beginning March 31, 2011 until the Saitek Notes are retired. The Saitek Notes will bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. Quarterly cash payments for partial interest in the amount of approximately $45,000 are due beginning June 30, 2009, in addition to an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010. We believe that with this amendment we will be able to repay this debt through our earnings and capital availability without further modification. The Saitek Notes are convertible into Mad Catz common stock at the exercise price of $1.419 per share. See Note 8 to the consolidated financial statements included in Item 8. Financial Statements and Supplementary Data elsewhere in this Form 10-K.

Pursuant to the Saitek purchase agreement, a working capital adjustment in the amount of $847,000 was made to the purchase price based on the completion of the final balance sheet. The Company financed this amount with a note payable to The Winkler Atlantic Trust. The note is unsecured, was originally due August 1, 2011 including all accrued interest, and bears interest at 7% per annum compounded annually. As part of restructuring the Saitek Notes described above, we are required to repay this note in full, plus accrued interest, on March 31, 2010. The note was recorded as an increase to goodwill during the fiscal year ended March 31, 2009.

Net cash provided by (used in) operating activities was approximately ($2.1) million, $6.2 million and $8.4 million for the years ended March 31, 2009, 2008 and 2007, respectively. Net cash used in operating activities in 2009 is mainly related to an increase in accounts receivable and decreases in accounts payable and accrued expenses offset by a decrease in inventories, all in the context of a loss from operations. We will continue to focus on working capital efficiency, but there can be no assurance that income from operations will exceed working capital requirements and it is likely we will continue to rely on our credit facility to finance our working capital. Net cash provided by operating activities in 2008 reflects net income for the year and decreases in accounts receivable, net of sales reserves and inventories partially offset by decreases in accounts payable, accrued liabilities and prepaid expense and other current assets. Net cash provided by operating activities in 2007 reflects net income for the year and a reduction in inventories and income taxes receivable, offset by a decrease in accounts payable and an increase in accounts receivable.

Net cash used in investing activities was approximately $1.4 million, $14.0 million and $0.4 million for the years ended March 31, 2009, 2008 and 2007, respectively. Net cash used in investing activities in 2009 consisted of capital expenditures to support our operations. Net cash used in investing activities in 2008 was primarily due to the Saitek and Joytech acquisitions. Net cash used in investing activities in 2007 consisted of capital expenditures to support our operations. Capital expenditures planned for 2010 are approximately similar in total amount to that of fiscal 2009 and are discretionary in nature.

Net cash provided by (used in) financing activities was approximately $1.9 million, $10.3 million and ($7.3) million for the years ended March 31, 2009, 2008 and 2007, respectively. Net cash used in financing activities in each of these years consisted of net repayments under our line of credit.

At March 31, 2009, the outstanding balance on our line of credit was $13.3 million and our weighted average annual interest rate during fiscal 2009 was 4.5%. We are required to meet a quarterly covenant based on the Company's fixed charge coverage ratio. The Company was in compliance with this covenant as of March 31, 2009.

At March 31, 2009, the outstanding balance and accrued interest on the Saitek convertible notes payable was $16.1 million.

We believe that our available cash balances, anticipated cash flows from operations and available line of credit will be sufficient to satisfy our operating needs for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than our existing debt.

Contractual Obligations and Commitments

The following summarizes our contractual payment obligations at March 31, 2009:

	Payments Due ($000's)				
	Total	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**More Than 5 Years**
Bank loan (excludes interest — see Note 7 of Notes to Consolidated Financial Statements)	$13,272	$13,272	$ —	$ —	—
Convertible notes payable (excludes interest — see Note 8 of Notes to Consolidated Financial Statements)(1)	14,500	—	1,262	3,248	9,990
Saitek completion note (excludes interest — see Note 9 of Notes to Consolidated Financial Statements)(1)	847	847	—	—	—
Operating leases (see Note 12 of Notes to Consolidated Financial Statements)	4,561	1,254	1,804	1,080	423
Royalty & license guaranteed commitments (see Note 12 of Notes to Consolidated Financial Statements)	505	476	29	—	—
Total	$33,685	$15,849	$3,095	$4,328	$10,413

(1) Amounts reflect the amended maturity terms of the Saitek Notes and Saitek completion note; See Notes 8 and 9 of Notes to Consolidated Financial Statements.

As of March 31, 2009 and 2008, we did not have any relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk

Market risk is the potential loss arising from changes in market rates and market prices. Our market risk exposure results primarily from fluctuations in foreign exchange rates and interest rates. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated, based upon actual fluctuations in foreign currency exchange rates and interest rates and the timing of transactions.

Foreign Currency Exchange Rate Risk

A majority of our international business is presently conducted in currencies other than the U.S. dollar and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the CNY, the Pound Sterling, the Euro and the Canadian dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the difficulty in determining and obtaining predictable cash flow forecasts in our foreign operations based on the overall challenging economic environment and associated contract structures, we do not currently utilize any derivative financial instruments to hedge foreign currency risks. The volatility of the CNY, the Pound Sterling, the Euro and the Canadian dollar (and any other applicable currencies) will be monitored frequently throughout the coming year. If appropriate, we may enter into hedging transactions in order to mitigate our risk from foreign currency fluctuations. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We estimate that an immediate 10% adverse change in foreign exchange rates not currently pegged to the U.S. dollar would decrease our reported net income by approximately $2.7 million for the year ended March 31, 2009.

Interest Rate Risk

We are exposed to interest rate risk on borrowings under the Credit Facility. Until June 30, 2009, funds advanced to us pursuant to the Credit Facility will bear interest at the U.S. prime rate plus 0.75%. Beginning July 1, 2009, interest will accrue at the U.S. prime rate plus 2.00% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. We do not hedge our exposures to interest rate risk. We estimate that an increase of 1.0% in the interest rate under our Credit Facility would decrease our reported net income by approximately $0.2 million for the year ended March 31, 2009.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and Supplementary Data required by this Item, together with the reports of our independent registered public accounting firm, are set forth at the pages indicated on the Index to the Financial Statements on Page F-1 included in Item 15 of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. As required by Securities and Exchange Commission Rules 13a-15(b) we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (who is also the Chief Accounting Officer), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2009. In making its assessment, management used the framework set forth by the

Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its evaluation, management has concluded that, as of March 31, 2009, the Company's internal control over financial reporting was effective based on these criteria and that we believe the material weakness that had been identified as of March 31, 2008 had been effectively remediated as described below.

Based on its evaluation as of March 31, 2008, management had concluded that the Company's internal control over financial reporting had a material weakness related to our financial reporting process. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis. The application of our policies and procedures did not provide for effective oversight and review of our financial reporting process. Specifically, (i) application of our policies and procedures did not include adequate management review of manually prepared schedules and (ii) our consolidation process was manually intensive and included a significant amount of top-sided journal entries. This material weakness resulted in material errors in our consolidated financial statements that were corrected prior to the issuance of our 2008 consolidated financial statements.

Management concluded that this material weakness largely resulted from the excessively manual-intensive nature of our consolidation process, exacerbated by insufficient resources relating to: the incremental reporting requirements resulting from the acquisition of Saitek in November 2007, and the ensuing integration of the financial operations of the five Saitek operating companies, including the need to develop controls and procedures consistent with public company standards for U.S. GAAP reporting in the Saitek operating entities, which previously were not subject to such reporting requirements.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls over Financial Reporting

Except for the remediation of the 2008 material weakness described below, there has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies which may be identified during this process.

Remediation of Material Weakness

Upon the recommendation of the Audit Committee, the Company formed a Remediation Committee comprised of certain positions within key functional areas of the Company, chaired by the Chief Financial Officer and reporting jointly to the President/Chief Executive Officer and the Chairman of the Audit Committee, to develop and implement a remediation plan to address the material weakness as well as other internal control deficiencies identified during the Company's evaluation of internal controls over financial reporting.

To remediate the material weakness described above, the Company implemented the remedial measures described below. In addition, the Company plans to continue its evaluation of its controls and procedures and may, in the future, implement additional enhancements:

- We developed and implemented new reporting instructions and checklists for the newly-acquired foreign subsidiaries' accounting functions.
- We increased the use of our information technology tools to minimize the manual process currently required to record, process, summarize and report information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended.
- We retained additional senior accounting personnel with specific responsibilities to improve the oversight and review of financial reporting.

Although we believe we have remediated the 2008 material weakness, we have identified significant deficiencies in our internal control over financial reporting related to (1) our reviews over sales reserve estimates and (2) information technology general controls, and we will continue to implement further measures to remediate these deficiencies in fiscal 2010 and further improve our internal controls.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Certain information with respect to the executive officers of the Company is set forth in the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

The information required by this item with respect to the directors of the Company is incorporated herein by reference to the information under the caption "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Company's Management Proxy Circular for the Company's 2009 Annual Meeting of Shareholders (the "Proxy Statement").

We have adopted and maintain a code of business conduct and ethics that all executive officers and management employees must review and abide by (including our principal executive officer and principal financial officer), which we refer to as our Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at *http://www.madcatz.com* in the Investor Information section under the heading "Corporate Governance."

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information in the Proxy Statement under the caption "Executive Compensation" specifically excluding the "Report of the Compensation Committee of the Board of Directors on Executive Compensation."

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated herein by reference to the information in the Proxy Statement under the caption "Certain Transactions."

Item 14. ***Principal Accounting Fees and Services***

The information required by Item 14 is incorporated herein by reference to the information in the Proxy Statement under the caption "Principal Accountant Fees and Services."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) *Financial Statements*

The financial statements of the Company are included herein as required under Item 8 of this report. See Index to Financial Statements on page F-1.

(2) *Financial Statement Schedules*

Years ended March 31, 2009, 2008 and 2007 — Schedule II Valuation and Qualifying Accounts Schedules not listed above have been omitted because information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(3) *Exhibits* (numbered in accordance with Item 601 of Regulation S-K)

The following exhibits are filed or incorporated by reference into this report.

2.1(1)	Asset Purchase Agreement dated as of September 6, 2007, by and between Mad Catz Interactive, Inc. and Take-Two Interactive Software, Inc.
2.2(2)	Stock Purchase Agreement dated as of November 14, 2007, by and between Guymont Services SA as trustee of The Winkler Atlantic Trust and Mad Catz Interactive, Inc.
3.1(3)	Articles of Incorporation and Amendments thereto.
3.2(4)	By-Laws of the Company, as amended to date.
3.3(5)	Amendment to By-Law No. 2.
10.1(6)	Guarantee dated September 25, 2000, by 1328158 Ontario Inc. in favor of Congress Financial Corporation (Canada).
10.2(6)	General Security Agreement dated September 25, 2000, by Mad Catz, Inc. and FX Unlimited, Inc. in favor of Congress Financial Corporation (Central).
10.3(6)	Guarantee dated September 25, 2000, by Mad Catz, Inc. in favor of Congress Financial Corporation (Central).
10.4(7)	Amended and Restated General Security Agreement dated as of November 30, 2001, by Mad Catz, Inc. and FX Unlimited, Inc. in favor of Congress Financial Corporation (Central).
10.5(7)*	Amended and Restated Incentive Stock Option Plan of Mad Catz Interactive, Inc.
10.6(7)*	Form of Incentive Stock Option Plan.
10.7(8)*	Employment Agreement dated May 18, 2000, by and between Mad Catz, Inc. and Darren Richardson.
10.8(9)*	Amendment to Employment Agreement dated April 1, 2004, by and between Mad Catz Interactive, Inc. and Darren Richardson. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
10.9(10)	Xenon Game Peripheral Licensing Certification Agreement dated May 12, 2005, by and between Mad Catz, Inc. and Microsoft Corporation. Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
10.10(11)*	Employment Agreement dated January 16, 2007, by and between Mad Catz Interactive, Inc. and Stewart Halpern.
10.11(12)*	Mad Catz Interactive, Inc. Stock Option Plan — 2007
10.12(12)*	Stock Option Agreement under the Mad Catz Interactive, Inc. Stock Option Plan — 2007
10.13(2)	Consideration Loan Note Instrument dated November 20, 2007, by Mad Catz Interactive, Inc. in favor of the Noteholders named therein.
10.14(2)	First Amending Agreement dated as of November 20, 2007, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.15(2)	Pledge and Security Agreement dated November 20, 2007, by Winkler Atlantic Holdings Limited in favor of Wachovia Capital Finance Corporation (Central).
10.16(2)	Guarantee dated November 20, 2007, by Saitek Industries Limited in favor of Wachovia Capital Finance Corporation (Central).
10.17(2)	General Security Agreement dated November 20, 2007, by Saitek Industries Limited in favor of Wachovia Capital Finance Corporation (Central).

10.18*	Amendment to Employment Agreement dated December 31, 2008, by and between Mad Catz Interactive, Inc. and Darren Richardson.
10.19*	Amendment to Employment Agreement dated December 31, 2008, by and between Mad Catz Interactive, Inc. and Stewart Halpern.
10.20*	Director Compensation Table
10.21	Waiver and Amendment Letter Agreement dated March 18, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.22	Third Amended and Restated Loan Agreement dated as of June 23, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.23	General Security Agreement dated June 23, 2009, by Winkler Atlantic Holdings Limited in favor of and Wachovia Capital Finance Corporation (Central).
10.24	Guarantee dated June 23, 2009, by Winkler Atlantic Holdings Limited in favor of Wachovia Capital Finance Corporation (Central).
10.25	Negative Pledge Agreement dated June 23, 2009, by Saitek Elektronik Vertriebs Gmbh in favor of and Wachovia Capital Finance Corporation (Central).
10.26	Guarantee dated June 23, 2009, by Saitek Elektronik Vertriebs Gmbh in favor of Wachovia Capital Finance Corporation (Central).
10.27	First Amendment to Stock Pledge Agreement dated June 23, 2009, by and between Mad Catz, Inc. and Wachovia Capital Finance Corporation (Central).
10.28	Amendment to Consideration Loan Note Instrument and Promissory Note dated June 24, 2009, by and between Mad Catz Interactive, Inc. and Guymont Services SA as trustee of The Winkler Atlantic Trust.
21.1	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of BDO Stoy Hayward LLP, Independent Registered Public Accounting Firm.
31.1	Certifications of Registrant's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certifications of Registrant's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Registrant's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. These certifications are being furnished solely to accompany this Annual Report on Form 10-K and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Company.
32.2	Certifications of Registrant's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002. These certifications are being furnished solely to accompany this Annual Report on Form 10-K and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Company.

---

(1) This document was filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission for the fiscal year ended September 11, 2007 and incorporated herein by reference.

(2) This document was filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission for the fiscal year ended November 20, 2007 and incorporated herein by reference.

(3) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2001 and incorporated herein by reference.

(4) This document was filed as an exhibit to the Registrant's Registration Statement on Form 20-F, dated June 1, 1999, filed with the Securities and Exchange Commission on June 3, 1999 and incorporated herein by reference.

(5) This document was filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2007 and incorporated herein by reference.

(6) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2000 and incorporated herein by reference.

(7) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2002 and incorporated herein by reference.

(8) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2003 and incorporated herein by reference.

(9) This document was filed as an exhibit to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2004 and incorporated herein by reference.

(10) This document was filed as an exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2005 and incorporated herein by reference.

(11) This document was filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended December 31, 2006 and incorporated herein by reference.

(12) This document was filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission for the fiscal year ended October 9, 2007 and incorporated herein by reference.

* Denotes management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAD CATZ INTERACTIVE, INC.

By: /s/ DARREN RICHARDSON

Darren Richardson
President and Chief Executive Officer

Date: June 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DARREN RICHARDSON **Darren Richardson**	President and Chief Executive Officer (Principal Executive Officer)	June 26, 2009
/s/ STEWART HALPERN **Stewart Halpern**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 26, 2009
/s/ THOMAS BROWN **Thomas Brown**	Director	June 26, 2009
/s/ ROBERT MOLYNEUX **Robert Molyneux**	Director	June 26, 2009
/s/ WILLIAM WOODWARD **William Woodward**	Director	June 26, 2009

(This page intentionally left blank)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mad Catz Interactive, Inc.:

We have audited the accompanying consolidated balance sheets of Mad Catz Interactive, Inc. and subsidiaries (the Company) as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement Schedule II based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mad Catz Interactive, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Diego, California
June 26, 2009

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets
March 31, 2009 and 2008

	2009	2008
	(In thousands of U.S. dollars, except share data)	
ASSETS		
Current assets:		
Cash	$ 2,890	$ 5,230
Accounts receivable, net of allowances of $5,926 and $4,514 at March 31, 2009 and 2008, respectively	15,524	14,567
Other receivables	471	583
Inventories	17,774	20,554
Deferred tax assets	19	1,591
Income tax receivable	759	—
Prepaid expense and other current assets	1,491	1,369
Total current assets	38,928	43,894
Deferred tax assets	484	978
Other assets	778	324
Property and equipment, net	1,826	2,101
Intangible assets, net	5,118	8,320
Goodwill	8,467	35,704
Total assets	$ 55,601	$91,321
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loan	$ 13,272	$11,470
Accounts payable	13,528	16,280
Accrued liabilities	5,929	6,859
Note payable	847	—
Income taxes payable	655	496
Total current liabilities	34,231	35,105
Other long term liabilities	453	—
Convertible notes payable	14,500	14,901
Total liabilities	49,184	50,006
Shareholders' equity:		
Common stock, no par value, unlimited shares authorized; 55,098,549 and 54,973,549 shares issued and outstanding at March 31, 2009 and 2008, respectively	48,255	47,717
Accumulated other comprehensive income	101	2,923
Accumulated deficit	(41,939)	(9,325)
Total shareholders' equity	6,417	41,315
Total liabilities and shareholders' equity	$ 55,601	$91,321

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations
Years Ended March 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands of U.S. dollars, except share and per share data)		
Net sales	$ 112,563	$ 87,737	$ 99,797
Cost of sales	80,558	58,841	74,703
Gross profit	32,005	28,896	25,094
Operating expenses:			
Sales and marketing	13,216	10,304	8,923
General and administrative	14,968	11,004	8,244
Research and development	1,076	1,516	1,406
Goodwill impairment	27,887	—	—
Amortization of intangible assets	2,344	987	—
Total operating expenses	59,491	23,811	18,573
Operating income (loss)	(27,486)	5,085	6,521
Interest expense, net	(2,094)	(1,156)	(1,109)
Foreign exchange gain (loss), net	(462)	1,703	256
Other income	361	280	262
Income (loss) before income taxes	(29,681)	5,912	5,930
Income tax expense	(2,933)	(2,744)	(2,225)
Net income (loss)	$ (32,614)	$ 3,168	$ 3,705
Net income (loss) per share:			
Basic	$ (0.59)	$ 0.06	$ 0.07
Diluted	$ (0.59)	$ 0.06	$ 0.07
Number of shares used in per share computations:			
Basic	55,088,960	54,843,688	54,244,383
Diluted	55,088,960	55,314,438	55,036,591

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) Years Ended March 31, 2009, 2008 and 2007

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
	(In thousands of U.S. dollars, except share data)				
Balance at March 31, 2006	54,244,383	46,746	7,116	(17,010)	36,852
Cumulative effect of adjustments from the adoption of SAB 108, net of taxes	—	—	(4,880)	812	(4,068)
Stock-based compensation	—	359	—	—	359
Comprehensive income:					
Net income	—	—	—	3,705	3,705
Foreign currency translation adjustment	—	—	379	—	379
Total comprehensive income					4,084
Balance at March 31, 2007	54,244,383	47,105	2,615	(12,493)	37,227
Stock option exercises	729,166	345	—	—	345
Stock-based compensation	—	267	—	—	267
Comprehensive income:					
Net income	—	—	—	3,168	3,168
Foreign currency translation adjustment	—	—	308	—	308
Total comprehensive income					3,476
Balance at March 31, 2008	54,973,549	$47,717	$ 2,923	$ (9,325)	$ 41,315
Stock option exercises	125,000	57	—	—	57
Stock-based compensation	—	481	—	—	481
Comprehensive loss:					
Net loss	—	—	—	(32,614)	(32,614)
Foreign currency translation adjustment	—	—	(2,822)	—	(2,822)
Total comprehensive loss					(35,436)
Balance at March 31, 2009	55,098,549	$48,255	$ 101	$(41,939)	$ 6,417

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Cash Flows
Years Ended March 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands of U.S. dollars)		
Cash flows from operating activities:			
Net income (loss)	$(32,614)	$ 3,168	$ 3,705
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,193	2,910	1,938
Amortization of deferred financing fees	56	34	10
Increase in sales reserves	9,533	6,271	7,937
Stock-based compensation	481	267	359
Goodwill impairment	27,887	—	—
Provision (benefit) for deferred income taxes	2,657	1,489	1,592
Changes in operating assets and liabilities, net of effects of Joytech and Saitek acquisitions in 2008:			
Accounts receivable	(11,921)	1,194	(9,398)
Other receivables	98	431	351
Inventories	2,401	146	5,912
Prepaid expense and other current assets	(15)	(472)	963
Other assets	(106)	(147)	—
Accounts payable	(3,127)	(7,690)	(6,133)
Accrued liabilities	(1,443)	(1,395)	(522)
Income taxes receivable/payable	(226)	12	1,727
Net cash provided by (used in) operating activities	(2,146)	6,218	8,441
Cash flows from investing activities:			
Purchases of property and equipment	(1,403)	(794)	(385)
Cash paid for Joytech acquisition	—	(2,983)	—
Cash paid for Saitek acquisition	—	(10,214)	—
Net cash used in investing activities	(1,403)	(13,991)	(385)
Cash flows from financing activities:			
Borrowings on bank loan	97,708	89,077	90,440
Repayments on bank loan	(95,906)	(78,952)	(97,676)
Payment of financing fees	—	(125)	(94)
Proceeds from exercise of stock options	57	345	—
Net cash provided by (used in) financing activities	1,859	10,345	(7,330)
Effects of foreign exchange on cash	(650)	308	17
Net increase (decrease) in cash	(2,340)	2,880	743
Cash, beginning of year	5,230	2,350	1,607
Cash, end of year	$ 2,890	$ 5,230	$ 2,350
Supplemental cash flow information:			
Income taxes paid	$ 673	$ 1,340	$ 186
Interest paid	$ 822	$ 809	$ 1,148
Supplemental disclosures of noncash investing and financing activities:			
Convertible notes payable issued in conjunction with Saitek acquisition	$ —	$ 14,500	$ —
Note payable issued	847	—	126
Fair value of assets acquired in acquisitions:			
Accounts receivable and other assets	—	13,506	—
Inventories	—	7,896	—
Property and equipment	—	899	5
Deferred tax assets	1,031	248	—
Assumed liabilities	—	(13,553)	—
In process research and development	—	—	121
Intangible assets	—	8,132	—
Goodwill	98	18,221	—
Restructuring and transaction costs	282	2,910	—

See accompanying notes to consolidated financial statements.

(1) Organization and Description of Business

Mad Catz Interactive, Inc. (the "Company") is a corporation incorporated under the Canada Business Corporations Act. The Company has the following operating subsidiaries: (i) Mad Catz, Inc. ("MCI"), a corporation incorporated under the laws of Delaware that acts as the Company's primary operating subsidiary, (ii) 1328158 Ontario Inc. ("MCC"), a corporation incorporated under the laws of Canada that sells the Company's products in Canada under the name Mad Catz Canada, (iii) Mad Catz Europe, Limited ("MCE"), a corporation incorporated under the laws of England and Wales that sells the Company's products in Europe, (iv) Mad Catz Interactive Asia Limited ("MCIA"), a corporation incorporated under the laws of Hong Kong engaged in the engineering, design, contract manufacture and, to a lesser degree, sales of the Company's products and (v) Mad Catz Technological Development (Shenzhen) Co., Ltd., a corporation incorporated under the laws of the People's Republic of China engaged in the engineering, design, quality assurance and quality control of Mad Catz products. In November 2007, the Company acquired Winkler Atlantic Holdings Limited ("WAHL"), which was the holding company for five operating subsidiaries ("Saitek") located in the United Kingdom, France, Germany, the United States and Hong Kong. The United States, the United Kingdom and Hong Kong entities no longer exist as they were merged into MCI, MCE and MCIA, respectively, during fiscal year 2009. The Company also beneficially owns, directly or indirectly, all of the issued and outstanding shares of the following companies that are currently inactive: FX Unlimited Inc., a corporation incorporated under the laws of Delaware, Xencet USA, Inc., a corporation incorporated under the laws of Delaware, Singapore Holdings Inc., a corporation incorporated under the laws of Delaware and Mad Catz Limited, a company incorporated under the laws of England and Wales.

The Company's products are designed, manufactured (primarily through third parties), marketed and distributed for all major console based videogame systems. The Company's products include videogame, PC and audio accessories, such as control pads, steering wheels, joysticks, memory cards, video cables, light guns, flight sticks, dance pads, microphones, car adapters, carry cases, mice, keyboards and headsets. The Company also markets GameShark videogame enhancement products and publishes videogames.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairments, reserves for accounts receivable and inventory, contingencies and litigation, valuation and recognition of share-based payments and income taxes. Illiquid credit markets, volatile equity, foreign currency, and declines in customer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ from those estimates.

Concentration of Credit Risk

Credit risk is primarily concentrated in accounts receivable. The Company generally does not require collateral on accounts receivable because a majority of its customers are large, well capitalized, established retail entities with operations throughout the United States, Canada and Europe. The Company maintains an allowance for doubtful accounts. For the year ended March 31, 2009, sales to the largest customer constituted 29% of gross sales and represented 33% of accounts receivable at March 31, 2009. For the year ended March 31, 2008, sales to the largest customer constituted 33% of gross sales and represented 31% of accounts receivable at March 31, 2008. Accounts receivable balances generally are in proportion to the net sales percentages for the Company's largest customers.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, including cash, accounts receivable, other receivables, accounts payable, accrued liabilities and income taxes receivable/payable approximate their fair values due to the short maturity of these instruments. The carrying value of the bank loan approximates its fair value as the interest rate and other terms are that which is currently available to the Company. The fair value of convertible notes and note payable cannot be reasonably estimated as the instrument's interest rates are likely not comparable to rates currently offered for similar debt instruments of comparable maturity given the state of the current credit markets. These notes are between the company and the seller of Saitek (see Notes 8 and 9).

Revenue Recognition

The Company evaluates the recognition of revenue based on the applicable provisions of Staff Accounting Bulletin No. 104, *Revenue Recognition*, the Company recognizes revenue when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a customer purchase order, (2) the products are delivered, which occurs when the products are shipped and risk of loss has been transferred to the customer, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed reasonably assured. Our payment arrangements with customers typically provide net 30 and 60-day terms. All of our arrangements are single element arrangements and there are no undelivered elements after the point of shipment.

Revenues from sales to authorized resellers are subject to terms allowing price protection, certain rights of return and allowances for cooperative advertising. Allowances for price protection are recorded when the price protection program is offered. Allowances for estimated future returns and cooperative advertising are provided for upon recognition of revenue. Such amounts are estimated and periodically adjusted based on historical and anticipated rates of returns, inventory levels and other factors and are recorded as either operating expenses or as a reduction of sales in accordance with Emerging Issues Task Force Issue 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).*

Amounts billed to customers for shipping and handling are included in net sales, and costs incurred related to shipping and handling is included in cost of sales.

Allowance for Doubtful Accounts and Other Allowances

Accounts receivable are recorded net of an allowance for doubtful accounts and other sales related allowances. When evaluating the adequacy of the allowance for doubtful accounts, the Company analyzes known uncollectible accounts, the aging of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends.

Other sales related allowances include those for sales returns, price protection, and cooperative advertising. When estimating future product returns, the Company makes an assessment of the rate and lag period by which customers will return the Company's products by considering historical trends and information regarding inventory levels and demand and acceptance of the Company's products by the end consumer. Allowances for price protection and cooperative advertising are based upon programs negotiated with specific customers.

Inventories

Raw materials, packaging materials and accessories are valued at the lower of cost, determined by the first-in, first-out method, or market. Finished goods are valued at the lower of cost or market, with cost being determined on an average cost basis using the first-in, first-out method. The Company regularly reviews inventory quantities on hand and in the retail channel in order to recognize any loss of utility in the period incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Molds	3 years
Computer equipment and software	3 years
Manufacturing and office equipment	3 - 5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated useful life or remaining life of lease

Major improvements and betterments are capitalized.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization and are amortized over the estimated useful lives of the assets on a straight-line basis. The range of useful lives is one to 15 years.

	Useful Life (Years)
Trademarks	4 - 15
Customer relationships	3 - 6
Product lines	2 - 3
Copyrights	5
Website	4
Other	1 - 3

Goodwill

Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets ("SFAS No. 142")*, prohibits amortization of goodwill and intangible assets with indefinite useful lives but instead requires testing for impairment at least annually. The Company reviews its goodwill for impairment as of the end of each fiscal year or when an event or a change in facts and or circumstances indicates the fair value of a reporting unit may be below its carrying amount.

SFAS No. 142 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Company determined that we have one reporting unit and we assess fair value based on a review of our market capitalization as well as a discounted cash flow model, for which the key assumptions include revenue growth, gross profit margins, operating expense trends and our weighted average cost of capital. Given the volatility of the Company's stock price and market capitalization, which fluctuates significantly throughout the year, the Company does not believe that our market capitalization is necessarily the best indicator of the fair value of our Company at any moment in time. However, the Company has determined that market capitalization over a sustained period, when considered with other factors may be an appropriate indicator of fair value. Further, to the extent the carrying amount of our reporting unit exceeds its market capitalization over a sustained period, an impairment may exist and require us to test for impairment.

In 2009, the carrying amount of the Company's reporting unit had exceeded its market capitalization over a sustained period, accordingly, the Company determined that a triggering event had occurred in the quarter ended December 31, 2008 and therefore recorded a goodwill impairment charge of $28.5 million at December 31, 2008, which represented management's preliminary estimate of the goodwill impairment based on the fair value analysis as of such date. Management finalized its estimate during the quarter ended March 31, 2009, which resulted in a reduction of $0.6 million to the estimated third quarter impairment charge, resulting in a total impairment charge of $27.9 million for the year ended March 31, 2009. The Company also completed its annual assessment of impairment in accordance with SFAS No. 142 as of March 31, 2008 and 2007, which did not indicate any impairment of goodwill at such dates. No assurance can be given that the Company will not be required to record additional goodwill impairments in future periods.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. During the third quarter of 2009, the Company determined that a triggering event had occurred and performed the required analysis, which indicated that no impairment existed. There were no triggering events during the fourth quarter of 2009.

Royalties and Intellectual Property Licenses

Royalty and license expenses consist of royalties and license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of our products. Royalty-based payments that are paid in advance are generally capitalized and expensed to cost of sales at the greater of the contractual or effective royalty rate based on net product sales.

Royalty payments to independent videogame developers and co-publishing affiliates are payments for the development of intellectual property related to the Company's videogame titles. Payments made prior to the establishment of technological feasibility are expensed as research and development. Once technological feasibility has been established, payments made are capitalized and amortized upon release of the product. Additional royalty payments due after the general release of the product are typically expensed as cost of sales at the higher of the contractual or effective royalty rate based on net product sales.

Advertising and Research and Development

Advertising costs and research and development are expensed as incurred. Advertising costs amounted to $3,796,000, $3,184,000, and $3,879,000 in 2009, 2008 and 2007, respectively. Cooperative advertising with retailers is recorded when revenue is recognized and such amounts are included in sales and marketing expense if there is a separate identifiable benefit with a fair value. Otherwise, such costs are recognized as a reduction of sales. Research and development costs amounted to $1,076,000, $1,516,000 and $1,406,000 for the years ended March 31, 2009, 2008 and 2007, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and tax basis of assets and liabilities and for tax loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not "more likely than not" that a deferred tax asset will be realized, a valuation allowance is provided. Significant management judgment is required in assessing the realizability of the Company's deferred tax assets. In performing this assessment, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income in each tax jurisdiction during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred liabilities, projected future taxable income, and tax planning strategies in making this assessment.

April 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption did not have a material impact to the Company.

Foreign Currency Translation

For each of the Company's foreign operating subsidiaries the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using monthly average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency.

Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding, increased by potentially dilutive securities. Potentially dilutive securities are calculated using the treasury stock method and represent incremental shares issuable upon exercise of outstanding stock options. However, potentially dilutive securities are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

The following table sets forth the computation of diluted weighted average common and potential common shares outstanding for the years ended March 31, 2009, 2008 and 2007:

	Years Ended March 31,		
	2009	2008	2007
Basic weighted average common shares outstanding	55,088,960	54,843,688	54,244,383
Effect of dilutive securities — options	—	470,750	792,208
Diluted weighted average common and potential common shares outstanding	55,088,960	55,314,438	55,036,591

Weighted average stock options to purchase of 5,565,653, 2,229,223, and 1,193,262 shares for the years ended March 31, 2009, 2008 and 2007, respectively, were excluded from calculation because of their anti-dilutive effect. Weighted average shares of 10,217,744 and 3,831,924 related to the convertible note payable were excluded from the calculation because of their anti-dilutive effect in fiscal year 2009 and 2008, respectively.

Stock-Based Compensation

The Company applies the provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R") and records compensation expense associated with share-based awards made to employees and directors based upon their grant date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which ranges from zero to four years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model, using the assumptions noted in Note 10 — Stock-Based Compensation. The expected life of the options is based a number of factors, including historical exercise experience, the vesting term of the award, the expected volatility of the Company's stock and an employee's average length of service. The expected volatility is estimated based on the historical volatility (using daily pricing) of the Company's stock. The risk-free interest rate is determined based on a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the stock options. In accordance with SFAS No. 123R, the Company reduces the calculated stock-based compensation expense for estimated forfeitures by applying a forfeiture rate, based upon historical pre-vesting option cancelations. Estimated forfeitures will be reassessed at each balance sheet date and may change based on new facts and circumstances.

See Note 10 — Stock-Based Compensation for additional information regarding our stock-based compensation plans.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and certain changes in equity that are excluded from net income (loss). Accumulated other comprehensive income represents net unrealized gains and losses from foreign currency translation adjustments.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value using generally accepted accounting principles, and expands disclosures related to fair value measurements. Subsequent to the issuance of SFAS No. 157, the FASB issued FASB Staff Position 157-2 ("FSP 157-2"). FSP 157-2 delayed the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We adopted the provisions of SFAS No. 157 as of April 1, 2008 with the exception of the application of the statement to nonrecurring nonfinancial assets and nonfinancial liabilities. This adoption had no impact on our consolidated financial statements. We will adopt FSP 157-2 as of April 1, 2009 and are currently evaluating the impact of this pronouncement on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We adopted the provisions of SFAS No. 159 effective April 1, 2008, which adoption had no impact on our consolidated financial statements.

In April 2008, the FASB issued FSP FAS No. 142-3 (FSP FAS No. 142-3), *Determination of the Useful Life of Intangible Assets*. FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB 142, *Goodwill and Other Intangible Assets*, to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS No. 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The impact of the adoption of FSP FAS 142-3, which was effective January 1, 2009, on the Company's results of operations and financial position will depend on the nature and extent of business combinations that it completes, if any, in or after fiscal 2010.

(3) Acquisitions

Saitek

On November 20, 2007, the Company acquired all of the outstanding stock of Winkler Atlantic Holdings Limited ("WAHL"), a private holding company that owned Saitek, a provider of PC games accessories, PC input devices, multimedia audio products, chess and intelligent games. The Company acquired Saitek to further diversify its products and geographic distribution capabilities. The strategic combination broadened the product lines the Company offers, expanded the Company's geographic presence and allows the Company to provide a more comprehensive product suite to its customers. The acquisition was recorded using the purchase method of accounting. Thus, the results of operations from Saitek are included in the Company's consolidated financial statements from the date of acquisition.

Pursuant to the terms of the purchase agreement related to the WAHL acquisition, the Company paid to the former owner of WAHL $30.3 million of purchase consideration, which was comprised of $15.0 million of cash, funded from the Company's cash on hand and borrowings under the existing credit facility, as well as the issuance of $14.5 million of convertible notes and $0.8 million of a non-convertible note. The total purchase price, including transaction costs of $2.3 million and restructuring costs of $0.9 million, was allocated to tangible and intangible assets acquired based on estimated fair values, with the remainder classified as goodwill. As management formulated the plan for the restructuring of Saitek at the time of the acquisition, the restructuring was recorded as purchase price, in accordance with EITF No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.* As of March 31, 2009, all restructuring costs had been paid out.

The total purchase price of the acquisition was as follows (in thousands):

Cash paid	$14,956
Issuance of convertible notes	14,500
Transaction costs	2,326
Issuance of completion note	847
Restructuring costs	866
Total purchase price	$33,495

The transaction costs incurred by the Company primarily consist of fees for attorneys, financial advisors, accountants and other advisors directly related to the transaction.

The total purchase price has been allocated as follows based on the assets and liabilities acquired as of November 20, 2007 (in thousands):

Fair value of net tangible assets acquired and liabilities assumed:	
Accounts receivable and other current assets, excluding inventories	13,506
Inventories	5,970
Property, plant & equipment	524
Deferred tax assets	1,279
Accounts payable and other liabilities	(13,553)
	7,726
Fair value of identifiable intangible assets acquired:	
Product lines	3,200
Customer relationships	3,100
Trademarks and tradenames	1,100
Other intangibles	50
	7,450
Goodwill	18,319
Total purchase price	33,495

Activities related to the Saitek acquisition restructuring plan are as follows for the year ended March 31, 2009 (in thousands):

	Severance	Lease Exit	Total
Balance at March 31, 2008	$ 830	$ 80	$ 910
Payments	(786)	(80)	(866)
Reversals	(44)	—	(44)
Balance at March 31, 2009	$ —	$ —	$ —

The accompanying consolidated statements of operations for the year ended March 31, 2008 includes the operations of Saitek from the date of acquisition. Assuming the acquisition of Saitek had occurred on April 1, 2007 and 2006, the pro forma unaudited results of operations would have been as follows (in thousands):

	Year Ended	
	March 31, 2008	March 31, 2007
Revenue	$114,701	$136,926
Net income	249	(160)
Net income per share:		
Basic	$ 0.00	$ 0.00
Diluted	$ 0.00	$ 0.00

The above pro forma unaudited results of operations do not include pro forma adjustments relating to costs of integration or post-integration cost reductions that were incurred or realized by the Company in excess of actual amounts incurred or realized through March 31, 2008.

Joytech

On September 7, 2007, the Company acquired certain assets of Joytech from Take-Two Interactive Software, Inc. (NASDAQ: TTWO) for approximately $3 million. Joytech manufactures third-party videogame peripherals and audiovisual accessories with retail distribution in Europe and North America. The acquisition was accounted for as an asset purchase.

Pursuant to the terms of the purchase agreement related to the Joytech acquisition, the Company acquired substantially all of Joytech's assets for an aggregate purchase price of approximately $3 million, which was paid in cash, funded from the Company's cash resources and borrowings under its existing credit facility. The total purchase price, including transaction costs of approximately $51,000, was allocated to tangible and intangible assets acquired based on estimated fair values.

The total purchase price of the acquisition was as follows (in thousands):

Cash paid for Joytech business	$2,932
Transaction costs	51
Total purchase price	$2,983

The transaction costs incurred by the Company primarily consist of fees for attorneys and travel expenses directly related to the transaction.

The total purchase price was allocated, using the relative fair value method, based on the fair value of the assets acquired as of September 7, 2007 as follows (in thousands):

Fair value of tangible assets acquired and liabilities assumed:	
Property and equipment	$ 375
Inventories	1,926
	2,301
Fair value of identifiable intangible assets acquired:	
Product lines	61
Customer relationships	302
Trademarks	257
Other intangibles	62
	682
Total fair value of assets acquired	$2,983

(4) Inventories

Inventories consist of the following (in thousands):

	March 31, 2009	March 31, 2008
Raw materials	$ 949	$ 816
Finished goods	16,825	19,738
Inventories	$17,774	$20,554

(5) Property and Equipment

Property and equipment consist of the following (in thousands):

	March 31, 2009	March 31, 2008
Molds	$ 4,936	$ 4,121
Computer equipment and software	2,382	2,264
Manufacturing and office equipment	854	1,181
Furniture and fixtures	338	406
Leasehold improvements	465	429
	8,975	8,401
Less: Accumulated depreciation and amortization	(7,149)	(6,300)
Property and equipment, net	$ 1,826	$ 2,101

Depreciation and amortization expense totaled $1,262,000, $1,250,000, and $1,152,000 for the years ended March 31, 2009, 2008 and 2007, respectively.

(6) Intangible Assets and Goodwill

The Company's acquired intangible assets are summarized as follows (in thousands):

	Cost	Accumulated Amortization	2009 Net Book Value	2008 Net Book Value	Useful life (Years)
Trademarks	$ 5,474	$3,723	$1,751	$2,467	4 - 15
Customer relationships	3,161	823	2,338	3,141	3 - 6
Product lines	3,185	2,182	1,003	2,647	2 - 3
Copyrights	514	514	—	—	5
Website	457	457	—	—	4
Other	110	84	26	65	1 - 3
Intangible assets	$12,901	$7,783	$5,118	$8,320	

Amortization of intangible assets was approximately $2,931,000, $1,660,000 and $786,000 in fiscal 2009, 2008 and 2007, respectively.

As of March 31, 2009, the future estimated amortization expense for these acquired intangible assets for the next five years and thereafter is expected to be as follows (in thousands):

	Future Amortization
Year ending March 31, 2010	2,311
Year ending March 31, 2011	661
Year ending March 31, 2012	596
Year ending March 31, 2013	588
Year ending March 31, 2014	391
Thereafter	571
	5,118

The changes in the carrying amount of goodwill for the years ended March 31, 2009 and 2008 are as follows:

Balance at March 31, 2007	$ 17,483
Aquisition of Saitek	18,221
Balance at March 31, 2008	35,704
Saitek purchase price adjustments:	
Working capital adjustment	847
Adjustment to estimated transaction costs	282
Release of deferred tax asset valuation allowances upon merger of Saitek entities into Mad Catz entities	(1,031)
Translation adjustment	552
Impairment charge	(27,887)
Balance at March 31, 2009	$ 8,467

(7) Bank Loan

The Company has a Credit Facility with Wachovia Capital Finance Corporation (Central) ("Wachovia") to borrow funds under a revolving line of credit subject to the availability of eligible collateral (accounts receivable and inventories), which changes throughout the year. At March 31, 2009, the amount outstanding under the line of credit was $13,272,000. On June 23, 2009, we extended the term of the Credit Facility, due to expire on October 30, 2009, until October 31, 2012. As part of extending the term, the Company chose to reduce the amount of the Credit Facility from $35.0 million to $30.0 million. The line of credit accrues interest on the daily outstanding balance at the U.S. prime rate plus 0.75% per annum through June 30, 2009 after which interest will accrue at the U.S. prime rate plus 2.00% or, at the Company's option, LIBOR plus 3.50% with a LIBOR floor of 1.50%. At March 31, 2009 and 2008, the interest rate was 3.5% and 5.5%, respectively. The Company is also required to pay a monthly service fee of $1,000, increasing to $2,000 as of July 1, 2009, and an unused line fee equal to 0.25% of the unused portion of the loan, increasing to 0.50% on July 1, 2009. Borrowings under the Credit Facility are secured by a first priority interest in the inventories, equipment, accounts receivable and investment properties of Mad Catz, Inc. ("MCI") and by a pledge of all of the capital stock of the Company's subsidiaries and is guaranteed by the Company. The Company is required to meet a quarterly financial covenant based on the Company's trailing four quarter's coverage of fixed charges. We were in violation of a financial covenant as of December 31, 2008, which violation was waived by Wachovia. We were in compliance with the covenant as of March 31, 2009.

(8) Convertible Notes Payable

On November 20, 2007, we issued to the seller of Saitek $14,500,000 of convertible notes ("Saitek Notes") as part of the consideration relating to that acquisition. On June 24, 2009, the terms of the Saitek Notes were amended as follows. The maturity of the Saitek Notes was extended to March 31, 2019 with annual principal and interest payments of $2,400,000 due beginning March 31, 2011 until the Saitek Notes are retired. The Saitek Notes will bear interest at 7.5% through March 31, 2014 and 9.0% thereafter. Quarterly cash payments for partial interest in the amount of approximately $45,000 are due beginning June 30, 2009, in addition to an interest payment of $500,000 due on October 31, 2009, and an interest payment of $596,035 due on March 31, 2010. The Saitek Notes are convertible into Mad Catz Interactive, Inc. common stock at the exercise price of $1.419 per share. The conversion price represented a 15% premium to the average closing share price of the Company's stock over the preceding 15 trading days prior to execution of the purchase agreement relating to the Saitek acquisition. If fully converted, the Notes would convert into approximately 10,217,744 shares of the Company's common stock.

(9) Saitek Completion Note

Pursuant to the Saitek purchase agreement, a working capital adjustment in the amount of $847,000 was made in fiscal 2009 to the purchase price based on the completion of the final balance sheet. The Company financed this amount with a note payable. The note is unsecured, was originally due August 1, 2011 including all accrued interest, and bears interest at 7% per annum compounded annually. As part of restructuring the Saitek Notes described above, the Company is required to repay this note in full, plus accrued interest, on March 31, 2010. The working capital adjustment was recorded as an increase to goodwill during the fiscal year ended March 31, 2009.

(10) Stock-Based Compensation

The Company's prior existing Amended and Restated Incentive Stock Option Plan (the "Prior Plan") allowed the Company to grant options to purchase common stock to employees, officers and directors. In October 2007, the shareholders of the Company approved the Mad Catz Interactive, Inc., Stock Option Plan — 2007 (the "2007 Plan"). As a result, the 2007 Plan replaces the Prior Plan, and no grants will be made under the Prior Plan in the future. During fiscal years 2009 and 2008, no grants were issued from the Prior Plan. The Prior Plan allowed for a maximum of 6,000,000 shares of common stock to be issued pursuant to options granted. Options granted under the Prior Plan before fiscal year 2007 generally expired five years from the date of grant and generally vested over a period of two years with one-third vesting immediately. Options granted during fiscal year 2007 vested either over four years or immediately upon grant. At March 31, 2009, a total of 2,417,500 options were outstanding and options to purchase 1,935,677 shares were exercisable.

The 2007 Plan allows the Company to grant options to purchase common stock to employees, officers and directors up to a maximum of 6,500,000 shares of common stock. Options granted under the 2007 Plan expire ten years from the date of grant and generally vest over a period of four years, with the first 25% vesting on the one-year anniversary of the grant date and the remainder vesting monthly over the remaining 36 months. At March 31, 2009, a total of 4,978,775 options were outstanding, options to purchase 599,325 shares were exercisable, and 1,150,000 shares were available for future grant under the 2007 Plan.

The Company's options are denominated in U.S. dollars for options granted in fiscal years 2009 and 2008 and denominated in Canadian dollars for options granted prior to fiscal year 2008. For convenience, per share amounts stated below have been translated to U.S. dollars at the rate of exchange in effect at the balance sheet date. A summary of option activity for the years ended March 31, 2009, 2008 and 2007 is presented as follows:

	2009		2008		2007	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,835,334	$0.80	3,605,500	$0.54	2,099,333	$0.99
Granted	3,925,000	0.46	1,425,000	1.18	2,880,000	0.45
Exercised	(125,000)	0.46	(729,166)	0.49	—	
Expired/canceled	(239,059)	0.75	(466,000)	0.97	(1,373,833)	1.08
Outstanding, end of year	7,396,275	$0.58	3,835,334	$0.80	3,605,500	$0.54
Exercisable, end of year	2,535,002	$0.64	1,978,386	$0.66	2,248,000	$0.55
Vested and expected to vest, end of year	7,055,986	$0.63	2,851,838	$0.78	3,510,475	$0.54

The following summarizes information about stock options outstanding as of March 31, 2009:

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$0.33 - 0.50	5,542,500	8.9	$0.45	1,391,510	7.6	$0.41
$0.62 - 0.92	833,775	3.2	0.73	664,429	2.0	0.73
$1.06 - 1.23	1,020,000	8.3	1.21	479,063	8.3	1.20
	7,396,275	8.2	$0.58	2,535,002	6.3	$0.64

There were no exercisable stock options that were in the money at March 31, 2009. As of March 31, 2009, the total unrecognized compensation cost related to unvested options was $1,532,000, which is expected to be recognized over a weighted-average period of 2.92 years. The weighted average remaining contractual term as of March 31, 2009 is 9.6 years.

The weighted average per share fair value of the options granted during the years ended March 31, 2009, 2008 and 2007 were $0.46, $0.65 and $0.25, respectively.

The total intrinsic value of options exercised during the year ended March 31, 2009 was $26,000 which was determined as of the date of exercise. The amount of cash received from the exercise of options was $57,000 for the year ended March 31, 2009. The weighted average grant date fair value of options exercised was $0.21 for the year ended March 31, 2009.

We estimated the fair value of each stock option grant on the date of grant using the Black-Scholes model with the following assumptions for the years ended March 31, 2009, 2008 and 2007:

	2009	2008	2007
Assumptions:			
Expected volatility	74% - 75%	74% - 75%	72% - 76%
Risk-free interest rate	2.18% - 3.11%	4.37% - 4.78%	4.73% - 4.85%
Forfeitures	5%	7%	4%
Dividend yield	—	—	—
Expected term	1 - 5 years	1 - 4 years	2 - 4 years

The Company's net income for the years ended March 31, 2009, 2008 and 2007 has been reduced by stock-based compensation expense, net of taxes, of approximately $0.3 million, $0.1 million and $0.2 million, respectively.

(11) Income Taxes

Domestic and foreign income (loss) before income taxes and details of income tax expense (benefit) are as follows (in thousands):

	Years Ended March 31,		
	2009	2008	2007
Income (loss) before income taxes:			
Domestic (U.S.)	$(16,563)	$3,987	$3,865
Foreign	(13,118)	1,925	2,065
	$(29,681)	$5,912	$5,930
Income tax expense (benefit):			
Current:			
Federal (U.S.)	$ (630)	$ 511	$ 19
State (U.S.)	56	27	20
Foreign	850	717	594
Total current	276	1,255	633
Deferred:			
Federal (U.S.)	2,467	884	1,200
State (U.S.)	459	538	354
Foreign	(269)	67	38
Total deferred	2,657	1,489	1,592
Income tax expense	$ 2,933	$2,744	$2,225

The difference between reported income tax expense (benefit) and the amount computed by multiplying income (loss) before income taxes by the Company's applicable Canadian statutory tax rate of approximately 33%, 35% and 36% for the years ended March 31, 2009, 2008 and 2007, respectively, is reconciled as follows (in thousands):

	Years Ended March 31,		
	2009	2008	2007
Income tax expense (benefit) using the Company's Canadian statutory tax rates	$(9,906)	$2,096	$2,142
Income taxed in jurisdictions other than Canada	1,468	(174)	(263)
Goodwill impairment	7,511	—	—
Change in valuation allowance	3,665	1,054	346
Other	195	(232)	—
	$ 2,933	$2,744	$2,225

The sources of significant temporary differences that give rise to the deferred tax assets and liabilities are as follows (in thousands):

	March 31,	
	2009	2008
Deferred tax assets:		
Tax loss carryforwards	$ 8,542	$ 15,370
Difference between book and tax basis of inventories	789	809
Difference between book and tax basis of accounts receivables	424	487
Deferred fees not currently deductible	86	96
Accruals and reserves not currently deductible	552	687
Difference between book and tax basis if intangible assets, property & equipment	800	615
Unclaimed depreciation on property and equipment	278	339
Unclaimed scientific research expenditures	184	225
Other	205	390
	11,860	19,018
Less valuation allowance	(10,895)	(15,217)
Net deferred tax assets	$ 965	$ 3,801
Deferred tax liabilities:		
Federal liability on state tax loss	$ 231	$ 82
Prepaid liabilities	24	258
Goodwill and intangibles	207	745
Other	—	147
Net deferred tax liabilities	$ 462	$ 1,232
Net deferred tax assets	$ 503	$ 2,569

The valuation allowance for deferred tax assets decreased $4.3 million from $15.2 million as of March 31, 2008 to $10.9 million as of March 31, 2009. The $4.3 million decrease was primarily due to the expiration of Canadian net operating loss carryforwards in the amount of $2.8 million, which were fully valued, and the release of $3.2 million of valuation allowances related to certain Saitek entities as a result of the merger of such Saitek entities into MadCatz entities in fiscal 2009. These decreases were partially offset by the recognition of new valuation allowances for tax losses (primarily in the U.S.), net of translation adjustments.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in each tax jurisdiction during the periods in which temporary differences in those jurisdictions become deductible. Management considers the scheduled reversal of deferred liabilities, projected future taxable income, and tax planning strategies in making this assessment.

With regards to the deferred tax assets of our Canadian entities, Mad Catz Interactive, Inc. ("MCII"), and MCC the Company believes there is insufficient evidence to conclude that realization of the benefit is more likely than not, and therefore the Company has provided a full valuation allowance against these assets. MCII is a corporate entity, which has no revenue or other income, and incurs corporate-related expenses. Taxable losses are incurred each year and MCII has a history of operating losses. MCC is a sales office, which has generated a minimal pretax book income in the three most recent years, but has a history of losses in prior year, and is projected to generate minimal taxable income in future years. These circumstances are not anticipated to change and therefore the Company does not expect MCII or MCC to generate sufficient taxable income in the foreseeable future to enable either entity to utilize their tax loss carryforwards. MCI is the Company's main operating entity and corporate headquarters and also owns the Mad Catz intellectual property. Although MCI had reported pretax book income and taxable income in 2007 and 2008, MCI reported a pretax book loss (excluding the goodwill impairment charge) as well as a taxable loss in 2009, and is not projected to generate taxable income for the next five years. Accordingly, the Company believes there is insufficient evidence to conclude that realization of the deferred tax assets are more likely than not, and therefore recorded a full valuation allowance against these assets in fiscal 2009. With regard to Hong Kong, Germany, and the UK's deferred tax assets, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, and therefore no valuation allowance has been provided for these assets. These entities have historically realized pretax book income and taxable income and are projected to continue to do so for the foreseeable future.

MCI has U.S. federal and California tax losses of approximately $5.6 million, and $7.7 million, respectively, which may be carried forward to reduce future years' taxable income. These losses begin to expire in 2023 and 2014 respectively. Saitek has foreign net operating loss carryforwards of approximately $15.3 million which may be carried forward indefinitely.

The total capital and non-capital income tax losses of MCII and MCC as of March 31, 2009 of $3.9 million, is based upon the total tax loss carry-forward amount in Canadian dollars of $16.8 million, translated into U.S. dollars at the March 31, 2009 exchange rate (1 Canadian dollar = 0.80074 U.S. dollar) and tax-effected at a 29% estimated rate. The gross tax loss carryfowards of Cdn.$16.8 million is made up of (i) MCII non-capital income tax losses of approximately Cdn.$12.9 million (U.S.$10.4 million), which expire from 2010 through 2029, (ii) MCII net capital tax losses of approximately Cdn.$3.2 million (U.S.$2.5 million), which are available indefinitely to offset taxable capital gains, and (iii) MCC non-capital income tax losses of approximately Cdn.$0.7 million (U.S.$0.5 million), which expire from 2010 through 2015. A full valuation allowance is provided against all these tax losses.

MCII does not record deferred income taxes on the undistributed earnings of its non-Canadian subsidiaries based upon the Company's intention to permanently reinvest undistributed earnings. MCII may be subject to income and withholding taxes if earnings of the non-Canadian subsidiaries were distributed.

Effective April 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption did not have a material impact to the Company and there was no cumulative effect related to the adoption of FIN 48.

Following is a tabular reconciliation of the Unrecognized Tax Benefits activity during 2009 (in thousands):

Unrecognized Tax Benefits — Opening Balance	—
Gross increases/(decreases) — tax positions in prior period	—
Gross increase — current-period tax positions	$2,389
Settlements	—
Lapse of statute of limitations	—
Unrecognized Tax Benefits — Ending Balance	$2,389

If recognized, the $2.4 million of unrecognized tax benefits would benefit the Company's effective tax rate.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. There is no interest or penalties recorded on the FIN 48 balance as interest and penalties start to accrue upon filing of the tax returns, and the related tax assets for which the FIN 48 reserve was recorded have not yet been deducted on tax returns.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. The Company has no years under examination by any state or other foreign jurisdiction.

The Company's historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions for fiscal years ended March 31, 2006 to the present. With few exceptions, the Company is no longer subject to foreign examinations by tax authorities for fiscal years ended before March 31, 2005. Effectively, all of the Company's newly acquired foreign subsidiaries historical tax years are subject to examination by various foreign tax authorities due to the generation of net operating losses.

The Company does not foresee any material changes to unrecognized tax benefits within the next twelve months.

(12) Commitments and Contingencies

Leases

The Company is obligated under certain non-cancelable operating leases, primarily for warehouses and office space. Rent expense for operating leases was approximately $1,624,000, $1,851,000 and $1,168,000 for the years ended March 31, 2009, 2008 and 2007, respectively. Annual future minimum rental payments required under operating leases as of March 31, 2009 are as follows (in thousands):

Year ending March 31:	
2010	$1,254
2011	1,018
2012	786
2013	722
2014	358
Thereafter	423
	$4,561

Royalty and License Agreements

The Company has license agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and license fees based on different percentages of certain types of sales or a predetermined amount per unit. Royalty and license expenses were $4,198,000, $2,086,000 and $3,537,000 for the years ended March 31, 2009, 2008 and 2007, respectively. Annual future minimum rental payments required under royalty and license agreements as of March 31, 2009 are as follows (in thousands):

Year ending March 31:	
2010	$476
Thereafter	29
	$505

Legal Proceedings

On or about January 23, 2009, Michele Graham, a former employee of MCI, filed an action in the Superior Court of California in the County of San Diego, styled, Michele Graham v. Mad Catz, Inc., Case No. 37-2009-00081888 CU-WT-CTL. In her complaint, Ms. Graham claims she was improperly terminated based on her age. Ms. Graham has requested $73,500 in special damages and $5.65 million in punitive damages. Mad Catz disputes Ms. Graham's claims and intends to vigorously defend the action.

On or about March 5, 2009, Immersion Corporation filed an action against MCI alleging underpayment of royalties pursuant to several license agreements. The action was filed in the Superior Court of California in the County of Santa Clara and is styled, Immersion Corporation v. Mad Catz, Inc., Case No. 109 CV 136562. Immersion claimed MCI owed unpaid royalties. Immersion and MCI have agreed to settle the dispute for $300,000 paid out over a one year time period, and this amount was recorded in accrued liabilities as of March 31, 2009.

(13) Employee Savings Plan

MCI has an employee savings plan that permits eligible participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company matches 50% of the first 8% of compensation that is contributed by each participating employee to the plan. The Company's contributions to the plan were $139,000, $136,000 and $112,000 for the years ended March 31, 2009, 2008 and 2007, respectively.

(14) Geographic and Product Line Data

The Company's sales are attributed to the following geographic regions (in thousands):

	2009	2008	2007
Net sales:			
United States	$ 65,003	$52,129	$71,168
Europe	41,442	31,257	22,163
Canada	1,974	2,806	6,355
Other countries	4,144	1,545	111
	$112,563	$87,737	$99,797

Revenue is attributed to geographic regions based on the location of the customer. During the year ended March 31, 2009, one customer individually accounted for at least 10% of the Company's gross sales, and this customer accounted for 29% of the Company's gross sales. During the year ended March 31, 2008, one customer individually accounted for at least 10% of the Company's gross sales, and this customer accounted for 33% of the Company's gross sales. During the year ended March 31, 2007, two customers individually accounted for at least 10% of the Company's gross sales, with one customer accounting for 32% and the second for 18% of the Company's gross sales, for a combined total of 50% of consolidated gross sales.

The Company's property and equipment are attributed to the following geographic regions (in thousands):

	2009	2008
Property and equipment:		
United States	$ 394	$ 608
Europe	115	187
Canada	—	—
Other countries	1,317	1,306
	$1,826	$2,101

Our gross sales by product category are as follows:

	Year Ended March 31,	
	2009	2008
Accessories	$ 26,408	$13,048
Personal computer products	40,173	14,277
Control pads	28,828	29,292
Batteries	10,582	3,504
Cables	9,100	11,619
Bundles	8,993	13,608
Games	1,695	4,202
Steering wheels	1,068	2,940
Memory	1,163	2,474
All others	209	3,807
Total	$127,801	$98,771

(15) Quarterly Financial and Market Information (Unaudited)

	Quarter Ended			
	June 30	Sept. 30	Dec. 31(A)	Mar 31(B)
	(Amounts in thousands, except per share data)			
Fiscal 2009 Consolidated:				
Net sales	$23,226	$25,750	$ 40,817	$22,770
Gross profit	8,194	7,823	10,548	5,440
Operating income (loss)	(884)	(819)	(26,413)	629
Net loss	(777)	(1,239)	(26,907)	(3,624)
Net loss per share — basic	(0.02)	(0.02)	(0.49)	(0.06)
Net loss per share — diluted	(0.02)	(0.02)	(0.49)	(0.06)
Common stock price per share:				
High	0.81	0.80	0.61	0.45
Low	0.55	0.45	0.25	0.15
Fiscal 2008 Consolidated:				
Net sales	$14,631	$16,876	$ 34,316	$21,914
Gross profit	4,732	4,973	12,703	6,488
Operating income (loss)	(115)	1,251	5,565	(1,615)
Net income (loss)	(181)	872	3,310	(832)
Net income (loss) per share — basic	(0.00)	0.02	0.06	(0.02)
Net income (loss) per share — diluted	(0.00)	0.02	0.06	(0.02)
Common stock price per share:				
High	1.65	1.50	1.39	1.23
Low	0.76	0.86	0.95	0.56

(A) In the third quarter of fiscal year 2009, it was determined that goodwill had been impaired. Accordingly, the Company performed a valuation analysis and recorded a preliminary estimated impairment charge of $28.5 million.

(B) In the fourth quarter of fiscal year 2009, the goodwill valuation analysis was finalized and a reduction to the previously estimated impairment charge in the amount of $0.6 million was recorded.

SCHEDULE II

Mad Catz Interactive, Inc.
Valuation and Qualifying Accounts
Years Ended March 31, 2009, 2008 and 2007

Description	Balance at Beginning of Period	Additions: Revenue Reductions(A)	Additions: Expenses and Other Costs(B)	Deductions(C)	Balance at End of Period
	(In thousands of U.S. dollars)				
Year Ended March 31, 2009					
Allowance for Doubtful Accounts, Cooperative Advertising, Price Protection and Sales Returns	$(4,514)	$(6,084)	$(3,449)	$8,121	$(5,926)
Year Ended March 31, 2008					
Allowance for Doubtful Accounts, Cooperative Advertising, Price Protection and Sales Returns	$(3,583)	$(4,933)	$(3,271)	$7,273	$(4,514)
Year Ended March 31, 2007					
Allowance for Doubtful Accounts, Cooperative Advertising, Price Protection and Sales Returns	$(5,198)	$(5,426)	$(2,511)	$9,552	$(3,583)

(A) Includes increases in allowances for sales returns, price protection and other sales allowances including volume discounts. Included in the additions in 2008 is $1,923,000, which represents the beginning balance of Saitek upon acquisition.

(B) Includes increases in allowances for doubtful accounts and cooperative advertising that is awarded based on allowance. Amounts reflect the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account). Included in the additions in 2008 is $10,000, which represents the beginning balance of Saitek upon acquisition.

(C) Includes actual write-offs of uncollectible accounts receivable, sales returns and price protection credits issued.

See accompanying report of independent registered public accounting firm.

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SHAREHOLDER INFORMATION

For a copy of the Annual Report, Interim Reports and/or any other investor related material contact:

Jaffoni & Collins
104 Fifth Avenue, 14th Floor,
New York, NY 10011 USA
phone: 212 835 8500 facsimile: 212 835 8525

Transfer Agent and Registrar inquiries regarding change of address, registered share holdings, share transfers, lost certificates, and duplicate mailings should be directed, as appropriate, to:

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1 Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange: MCZ

The NYSE AMEX: MCZ

AUDITORS

KPMG LLP
4747 Executive Drive
San Diego, California 92121 USA

REGISTERED OFFICE

BCE Place, Suite 2500, 181 Bay Street
Toronto, Ontario M5J 2T7 Canada

MAD CATZ, INC. OFFICE

7480 Mission Valley Road, Suite 101
San Diego, California 92108 USA
phone: 619 683 9830 facsimile: 619 683 9839

WEBSITES

www.madcatz.com

www.gameshark.com
www.store.gameshark.com

www.airdrives.com
www.inairtechnology.com
www.saitek.com
www.store.gameshark.net

CORPORATE INFORMATION

BOARD OF DIRECTORS

Thomas R. Brown
Chairman

Robert J. Molyneux

Darren Richardson

William Woodward

MAD CATZ INTERACTIVE, INC. OFFICERS

Darren Richardson
President & CEO

Stewart A. Halpern
Chief Financial Officer

OPERATING COMPANY MANAGEMENT

Darren Richardson
President & CEO

Stewart A. Halpern
Chief Financial Officer

Whitney Peterson
General Counsel &
Vice President Corporate Development

Brian Johnny Andersen
Europe General Manager

Lo Kit Nui
Asia General Manager

LEGAL COUNSEL

Lang Michener LLP
BCE Place, Suite 2500
181 Bay Street,
Toronto, Ontario M5J 2T7 Canada

Durham, Jones & Pinegar, P.C.
111 East Broadway, Suite 900
Salt Lake City, Utah 84111 USA

DIRECTORS & OFFICERS

san diego

toronto

bristol

hong kong

london

los angeles

munich

paris

shenzhen city



FISCAL 09 MCZ

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